As filed with the Securities and Exchange Commission on May 11, 1998

                                                      Registration No. 33-96330
================================================================================
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         POST-EFFECTIVE AMENDMENT NO. 2
                                       To
                                    FORM SB2

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                           MEDICAL STERILIZATION, INC.
--------------------------------------------------------------------------------
           (Name of small business issuer as specified in its charter)

           New York                           8091                 11-2621408
-------------------------------   ---------------------------  -----------------
(State or other jurisdiction of   Primary Standard Industrial  (I.R.S. Employer
incorporation or organization)    Classification Code Number Identification No.)

        225 Underhill Boulevard, Syosset, New York 11791  (516) 496-8822
--------------------------------------------------------------------------------
          (Address and telephone number of principal executive offices)

                225 Underhill Boulevard, Syosset, New York 11791
--------------------------------------------------------------------------------
                    (Address of principal place of business)

                               D. MICHAEL DEIGNAN
                      President and Chief Executive Officer
                           Medical Sterilization, Inc.
         225 Underhill Boulevard, Syosset, New York 11791  (516) 496-8822
--------------------------------------------------------------------------------
            (Name, address and telephone number of agent for service)

                                    Copy to:
                               Harvey Cohen, Esq.
    Murtagh, Cohen & Byrne, 1100 Franklin Avenue, Garden City, New York 11530
                              ---------------
        Approximate date of commencement of proposed sale to the public:

      As soon as practicable after the effective date of the Post-Effective Amendment to the Registration Statement and from time to time thereafter, when, as and if the shareholders determine to sell their stock, the option holders and warrant holders determine to exercise their options or warrants and sell the stock purchased thereby and the Preferred shareholder determines to convert the Preferred Stock and sell the stock acquired thereby.

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1932, check the following box. [x]

                           MEDICAL STERILIZATION, INC.
                              Cross Reference Sheet
                        Furnished Pursuant to Rule 404(c)

Form SB2 Item Number and Caption                      Caption in Prospectus
--------------------------------                      ---------------------

1. Front of the Registration Statement and
   Outside Front Cover Page of Prospectus............  Outside Front Cover Page
                                                        of Prospectus.

2. Inside Front and Outside Back Cover Page
   of Prospectus.....................................  Inside Front Cover Page
                                                       of Prospectus.

3. Summary Information & Risk Factors ...............  Prospectus Summary; Risk
                                                       Factors.

4. Use of Proceeds...................................  Use Of Proceeds.

5. Determination of Offering Price...................  Not Applicable.

6. Dilution..........................................  Dilution.

7. Selling Security Holders..........................  Selling Shareholders

8. Plan of Distribution..............................  Plan of Distribution.

9. Legal Proceedings.................................  Legal Proceedings.

10. Directors and Executive Officers.................  Directors and Executive
                                                       Officers.

11. Security Ownership of Certain Beneficial
    Owners and Management............................  Security Ownership of
                                                       Certain Beneficial Owners
                                                       and Management.

12. Description of Securities........................  Description of Securities

13. Interest of Named Experts and Counsel............  Experts.

14. Disclosure of Commission Position on Indem-
    nification for Securities Act Liabilities........  Indemnification.

15. Organization within Last Five Years..............  Not Applicable.

16. Description of Business..........................  Business.

17. Management's Discussion and Analysis of Plan
    of Operation ....................................  Management's Discussion
                                                       and Analysis of Financial
                                                       Conditions and Results of
                                                       Operation.

18. Description or Property..........................  Property.

19. Certain Relationships and Related Transactions...  Certain Relationships and
                                                       Related Transactions.

20. Market for Common Equity and Related Stock-
    holder Matters..................................   Market for Registrant's
                                                       Common Equity and Rela-
                                                       ted Shareholder Matters.

21. Executive Compensation..........................   Executive Compensation.

22. Financial Statements............................   Financial Statements.

23. Changes In and Disagreements With Accountants
    on Accounting and Financial Disclosure..........   Changes In and Disagree-
                                                       ments With Accountants
                                                       on Accounting and Finan-
                                                       cial Disclosure.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                   PROSPECTUS

                        4,349,792 Shares of Common Stock
                                       of
                           MEDICAL STERILIZATION, INC.

      On February 14, 1996 by Registration Statement on Form SB2 effective that date, Medical Sterilization, Inc. (the "Company") registered 4,470,971 shares of Common Stock, par value $.01 per share (the "Shares") reserved for issuance upon exercise of options granted or to be granted and outstanding warrants; conversion of outstanding shares of Preferred Stock and resale of Shares held by certain shareholders.

      A Registration Statement on Form S-8 was filed on July 22, 1996 relating to the 1996 Stock Option Plan and 500,000 shares registered thereunder.

      This Prospectus is applicable to the possible sale of shares of Common Stock, par value $.01 per share of the Company (the "Shares") by the Selling Shareholders, see "Selling Shareholders", Page 48. The Shares may be received by the Selling Shareholders, (a) upon the exercise of up to 805,000 Shares presently reserved for exercise of outstanding options at prices ranging from $.74 to $9.00 per share under the 1994 Stock Option Plan, See "The 1994 and 1996 Stock Option Plans", Page 37; (b) upon the exercise of outstanding warrants to purchase 355,000 Shares at a price of $2.00 per share, See "Warrants", Page 44; and (c) upon the conversion at $2.00 per share of 687,500 shares of Series B Convertible Preferred Stock (the "Series B Stock") and upon the conversion at $1.00 per share of 1,945,625 shares of Series C Convertible Preferred Stock (the "Series C Stock"), See "Preferred Stock", Page 45; This Prospectus is also applicable to the following Shares: 15,000 Shares heretofore purchased by John
R. Hoover, upon exercise of options, 300,000 Shares purchased by Dr. William C. Cartinhour, Jr. (now held by the William C. Cartinhour, Jr., Trust), 25,000 Shares purchased by Shamrock Technologies, Inc. ("Shamrock") and 150,000 shares purchased by TFX Equities Incorporated on private placements, 16,667 Shares issued to Dr. Kennard H. Morganstern and 16,667 shares issued to Harvey Cohen upon conversion of 33,334 Shares of Series A Convertible Preferred Stock (the "Series A Stock"), and 33,333 Shares purchased by Dr. Kennard H. Morganstern upon exercise of a warrant.

THESE SECURITIES INVOLVE A HIGH DECREE OF RISK. SEE "RISK FACTORS", PAGE 10. THESE SECURITIES SHOULD BE PURCHASED ONLY BY PERSONS WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. ANY PURCHASE OF STOCK ON EXERCISE OF A WARRANT OR OPTION WILL RESULT IN AN IMMEDIATE AND TOTAL DILUTION OF THE ENTIRE PURCHASE PRICE TO A NEGATIVE VALUE.

      The Selling Shareholders have advised the Company that they have no present intention of selling their Shares but that their Shares may be sold from time to time in the over-the-counter market at prices prevailing at the time of sale, or in private transactions at negotiated prices, and any commissions paid or discounts given will be those customary in the type of transaction involved and will be paid by the Selling Shareholder. The Company will not receive any proceeds from the sale of such Shares.

      Any brokers and dealers through whom sales of the Shares are made may be deemed "underwriters" within the meaning of the Securities Act of 1933 with respect to the Shares, and any profits realized or commissions received may be deemed underwriting compensation.

      Expenses of this offering (other than brokerage commissions) are payable by the Company and estimated not to exceed approximately $10,000.

      The average of the bid and asked prices for the Company's Common Stock as reported on the NASDAQ Bulletin Board on April 15, 1998 was $1.13.

      The Company is obligated to amend the Registration Statement and this Prospectus in the event of fundamental changes in the affairs of the Company since the date hereof. No person has been authorized to give any information or to make any representations, other than as contained herein, in connection with the offer contained in this Prospectus, and if given or made, such information or representations must not be relied upon. This Prospectus does not constitute an offer or solicitation in any jurisdiction in which such offer or solicitation is unlawful.

      The date of this Prospectus is May 11, 1998.

                                TABLE OF CONTENTS
                                -----------------
                                                                            Page
                                                                            ----

Available Information                                                          8

Prospectus Summary                                                             8

Risk Factors                                                                  11

Management's Discussion and Analysis of Financial                             17
    Condition and Results of Operations

Use Of Proceeds                                                               26

Business                                                                      26

Legal Proceedings                                                             33

Market for Registrant's Common Equity and Related Shareholder's Matters       33

Directors and Executive Officers                                              34

Executive Compensation                                                        36

Security Ownership of Certain Beneficial Owners and Management                40

Certain Relationships and Related Transactions                                42

Plan of Distributions                                                         43

Description of Securities                                                     43

Selling Shareholders                                                          49

Indemnification                                                               52

Changes In and Disagreements With Accountants on Accounting and Financial     52
    Disclosure

Legal Opinions                                                                52

Additional Information                                                        53

                                TABLE OF CONTENTS
                                -----------------
                                                                            Page
                                                                            ----

Index to Financial Statements                                                F-1

Financial Statements                                                  F-2 - F-19

AVAILABLE INFORMATION

      The Company is subject to the informational requirements of the Securities Exchange Act or 1934, as amended, (the "Exchange Act"), and the Company files reports and other information with the Securities and Exchange Commission (the "Commission") as required under Section 15(d) or the Exchange Act. Reports and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at (1) Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C.; (2) 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and (3) 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

      The Company has furnished and intends to continue to furnish to shareholders, after the close of each fiscal year, an annual report relating to the operations of the Company, containing financial statements audited and reported upon by independent certified public accountants. In addition, the Company may furnish to shareholders such other reports as may be authorized, from time to time, by the Board of Directors.

                               PROSPECTUS SUMMARY

      The following summary is qualified in its entirety by reference to the more detailed information and financial statements and related notes set forth elsewhere in this Prospectus. Each prospective purchaser of shares offered hereby is urged to read this Prospectus in its entirety.

General Development of Business

      Medical Sterilization, Inc. ("MSI" or the "Company") established its sterilization facilities to provide offsite processing and sterilization services for health care providers such as (a) hospitals; and (b) manufacturers of disposable medical devices in the Northeast corridor consisting of New York, New Jersey, Pennsylvania and the New England states. It also processed industrial products and polytetrafluoroethylene ("PTFE"). As of May 16, 1997 the Company entered into a joint venture agreement with TFX Equities Incorporated ("TFX"), a wholly owned subsidiary of Teleflex Incorporated ("Teleflex") to form SSI Surgical Services, Inc. ("SSI") which would provide offsite and onsite processing and sterilization services for health care providers in all of North America except the Northeast corridor. MSI has a 37.5% interest in SSI and TFX has a 62.5% interest in SSI. Furthermore, TFX acquired 100 shares of Preferred Stock for the sum of $5,000,000.

      In furtherance of its decision to focus on its Instrument Set sterilization processing business, on March 17, 1997, MSI agreed to sell its electron beam radiation accelerator (the "Accelerator") to Shamrock Technologies, Inc. ("Shamrock") with title to pass no later than April 30,1998. Furthermore, in order to maximize the value of its remaining contract sterilization and industrial processing business and to provide stability for its accelerator processing customers, on April 9, 1997, MSI entered into a Joint Marketing Agreement with E-BEAM Services, Inc. ("E-BEAM").

      On January 8, 1997, TFX acquired all of the Company's outstanding Series B Convertible Preferred Stock ("Series B Stock") and Series C Convertible Preferred Stock ("Series C Stock") from the prior owners and on January 30, 1997 TFX acquired an additional 150,000 shares of Common Stock from the Company giving it approximately 48% of the Company's outstanding voting securities.

Sterilization Services to Health Care Providers:

      As of April 1, 1998, the Company had entered into 71 contracts with revenues from these contracts of approximately $20,227,000 through 2003 with hospitals in its area to sterilize their surgical instruments, utensils and other items requiring sterilization ("Sterilizable Items") and to provide the hospitals with MSI's standard containerized reprocessable instrument sets (the "Instrument Sets"). The Company is also negotiating contracts or purchase orders, with additional hospitals although there is no assurance that these contracts will be executed.

Sterilization of Disposable Medical Products and Processing of
Industrial Products Including PTFE

      During 1997 MSI provided contract sterilization of disposable medical products for approximately 39 manufacturers located within an approximately 300 mile radius of the Company's facility in Syosset.

      In addition, during 1997 the Company also performed radiation processing for 15 manufacturers of plastic products and irradiated PTFE, also known by the term "Teflon", a registered trademark of E. I. Dupont de Nemours & Co., for Precision Micron Powders, Inc. ("Precision") and for Shamrock pursuant to a Toll Processing Agreement, which was extended to December 31, 1997. Revenues from such processing services were approximately $3,040,000 in 1997.

      Because of the closing of its sale of the accelerator, scheduled for April 30, 1998 and its agreement with E-BEAM, it has not provided such sterilization services in 1998. Furthermore, pursuant to the Toll Processing Agreement, the Company is not permitted to process PTFE for any other party after December 31, 1997.

Risk Factors

      The purchase of the securities involves a high degree of risk. Risk factors to be considered include the Company's history of losses since inception; the Company's lack of working capital; the competition which could affect growth; the Company's dependence on key personnel; the Company's dependence in 1998 and in the future on revenues from sterilization services of Sterilizable Items; the termination of its processing of medical disposables, industrial products and PTFE (in 1997 such processing accounted for approximately 41.2% of the Company's revenues); the effect of government regulations; the fact that dividends are not likely; the control by insiders and the provisions for indemnification of Directors; and the fact that all the Company's principal shareholders are registering all shares owned by such persons for resale.

Use of Proceeds

      The Selling Shareholders and any warrant holders or option holders who receive Common Stock on the exercise of options or warrants and the holders of Series B and C Stock who receive shares of stock on conversion of Preferred Stock will receive all of the proceeds of the sale of shares of Common Stock in this offering. and the Company will receive no part thereof. As previously set forth, this registration statement relates only to the sale of shares held or acquired by the Selling Shareholders. The holders of the Preferred Stock may convert the Preferred Stock into Common Stock, and the Company will not receive any funds on such conversion.

Market for Registrant's Common Equity

      The Company's Common Stock is sold in the over-the-counter market and is quoted on the NASDAQ Bulletin Board. The average of the bid and asked prices on April 15, 1998 was $1.13.

      MSI was incorporated on May 27, 1982. The Company's executive offices are located at 225 Underhill Boulevard, Syosset, New York 11791 and its telephone number is (516) 496-8822.

                                  RISK FACTORS

THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
THE COMPANY HAS INCURRED SUBSTANTIAL LOSSES SINCE ITS
FORMATION. ACCORDINGLY, THE SHARES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT AFFORD THE LOSS OF HIS OR HER ENTIRE INVESTMENT.

      1. History of Losses, Adverse Operating History. The Company has operated at a loss or very small profit for each year. In 1996, the net loss was approximately $995,000 and after deduction of undeclared dividends on preferred stock was approximately $1,119,000. For the year ended December 31, 1997, the Company's net income was approximately $613,000, and the net income after deducting the undeclared dividends on preferred stock was approximately $504,000. From inception through December 31, 1997 the Company had an accumulated deficit of approximately $7,961,000. During this period the Company financed its operations through receipts from operations. the sale of stock and borrowing money from individuals, corporations and lending institutions.

      2. Lack of Working Capital; Need for Additional Financing. Since the date of incorporation, May 27, 1982, the Company was engaged in raising capital, leasing and equipping a sterilization facility and establishing a market program. It reported as a development stage enterprise through December 31, 1984. Subsequent thereto it has engaged in service to hospitals, contract radiation service and the processing of PTFE. As previously stated, the contract radiation service and processing of PTFE terminated at the end of 1997.

      As of December 31, 1997, the Company had working capital of approximately $1,530,000 as compared to working capital of approximately $292,000 as of December 31, 1996. The increase in working capital was primarily the result of the classification of $1,250,000 as current assets held for sale in connection with the sale of the accelerator.

      The principal of its loan with its former principal bank is $451,836 as of December 31, 1997 with the principal being amortized on a monthly basis at the rate of $12,500 per month with a balloon payment due May, 1998. The principal of the loan is to be paid out of the proceeds from the sale of the Accelerator to Shamrock scheduled for April 30, 1998.

      The Company's line of credit arrangement with Rosenthal & Rosenthal, Inc. ("Rosenthal") calls for a revolving collateralized line of credit of up to $2,000,000 with an expiration date of January 31, 2000. The line of credit is collateralized by basically all of the assets of the Company. The Company can borrow up to 85% of its eligible accounts receivable. The interest rate on the facility is prime plus 2%.

      In January, 1997, the Company entered into a loan agreement with TFX. The principal amount of the loan is now $250,000 and bears interest at the rate of prime plus 1%. The note is due and payable on May 8, 1998.

      On April 21, 1997, the Company entered into an operating lease agreement with North Fork Bank in the amount of $1,500,000, pursuant to which the Bank will purchase the Company's instrument needs and lease them to the Company. The agreement has an interest rate of prime plus 1/2%. The lease agreement is guaranteed by Teleflex. Furthermore, on April 9, 1997, the Company received $150,000 from E-BEAM on execution of the Joint Marketing Agreement and no later than April 30, 1998, the Company will receive approximately $1,250,000 from the sale of the accelerator to Shamrock.

      As of May 16, 1997, the Company entered into a joint venture agreement with TFX to incorporate SSI which would provide offsite and on-site processing and sterilization services for health care providers in all of North America except the Northeast corridor. In this joint venture MSI has 37.5% of the Common Stock of SSI and TFX has 62.5% of such Common Stock. In addition, TFX acquired 100 shares of Preferred Stock for the sum of $5,000,000.

      Management believes that with the extension of the Rosenthal agreement, the operating lease agreement with North Fork Bank, the loan from TFX, the moneys received from E-BEAM and to be received from Shamrock, and the SSI joint venture the Company will have adequate working capital for the foreseeable future. However, the Company may require additional working capital in the future and there can be no assurance that such additional working capital will be on acceptable terms, if at all.

      3. Competition. The Company's principal competition with respect to its sterilization services for healthcare providers comes from the in-house sterilization facilities of hospitals and ambulatory surgi-centers. Most hospitals have an in-house sterilization capability and many have invested significant capital in their sterilization facilities. Also, the in-house sterilization facility staff may be committed to maintaining the facility and its current staffing levels. As a result, healthcare providers may be reluctant to shift their sterilization activities from in-house to an offsite contractor. Furthermore, some hospitals have union agreements that preclude or mitigate a hospital's ability to outsource.

      MSI has no competitor operating in an off-site environment which can replicate MSI's sterilization services program though variations of the MSI model potentially exist and/or have been announced in traditional hospital purchasing news. Sterile Recoveries, Inc., Sterilization Management Group and Angelica Corp. now compete with the Company in processing gowns, linens and basins but their operating facilities are all outside the Northeast Corridor. Substantial know-how and capital intensive barriers could limit competitive interest. Furthermore, the Company's proprietary hospital tracking software system gives it a competitive advantage.

      The number of hospitals the Company has been servicing has not changed significantly in 1995 and 1996, averaging about 27 hospitals, but as of March 20, 1998, the number of hospitals under contract was 43. The aggregate annual revenue from the hospital contracts has increased from approximately $4,726,000 in 1996 to approximately $5,819,000 in 1997. Prior to 1997, the Company's revenues from its hospital sterilization services were at a volume below that which yielded a profit to the Company. In 1997 there was a profit of approximately $305,000 from its hospital sterilization services.

      Several small and large companies are specializing in on-site instrument processing, consulting and management services, providing hospitals and hospital networks a competitive choice between MSI's offsite instrument processing and sterilization services. A wholly owned subsidiary of Teleflex, Endoscopy Specialists, Incorporated ("ESI"), specializes in on-site instrument processing. However, as previously stated MSI and TFX jointly formed SSI to provide instrument processing in North America and SSI, MSI and ESI have joined to provide a total instrument management solution for individual hospitals and hospital networks throughout North America..

      4. Dependence on Key Personnel. Dr. Kennard H. Morganstern, the founder and Chairman of the Board of the Company, has entered into a transition agreement with the Company, providing that for a period of three years commencing September 8, 1996 Dr. Morganstern will serve as Chairman of the Board of the Company and make available at least 50% of his time for consulting purposes at an annual salary of $75,000. D. Michael Deignan was elected President on September 8, 1995 and became Chief Executive Officer on January 3, 1996.

      5. Dependence on Relatively Few Customers. As previously stated, the Company has contracted to sell its accelerator to Shamrock no later than April 30, 1998. The contract to irradiate PTFE terminated on December 31, 1997. In addition, the Company has entered into a Joint Marketing Agreement with E-BEAM which provides for the Company to transfer its customer lists to E-BEAM. Accordingly, the processing of PTFE and medical disposables and products has terminated.

      In its sterilization services for health care providers, the Company has 71 contracts with 43 hospitals and is not dependent on a relatively few customers.

      6. Government Regulations. The Company has complied with the requirements of and obtained a license from the New York State Department of Labor, Division of Safety and Health Radiological Health Unit for its electron beam radiation sterilization and processing facility. This license is in force.

      The Company also obtained a license from the New York State Department of Environmental Conservation operating through the Nassau County Department of Health to operate its radiation sterilization and processing facility. This license is currently in force and will remain in force until April 30, 1998 unless extended.

      The Company is also registered with the Department of Health and Human Services, Public Health Service of the Food and Drug Administration ("FDA"), and conforms to the FDA compliance program with regard to the industrial sterilization or medical devices. The Company complies with the FDA compliance program, even though for these purposes, a hospital (the Company, by extension) is not subject to the FDA regulations.

      The Company also complies with the regulations of the New York State Department of Health, acting through the Nassau County Department of Health, with regard to the disposition of effluents. The Company complies with regulations of the New York State Department of Environmental Conservation concerning the handling and disposal of regulated medical waste.

      Finally, the Company also complies with the requirements of the Occupational Safety and Health Administration ("OSHA").

      7. Dividends Not Likely. For the foreseeable future it is anticipated that any earnings which may be generated from operations of the Company will be used to finance the growth of the Company and that cash dividends will not be paid to shareholders. In addition, the terms of certain of the Company's loan agreements, the Financing Agreement with Rosenthal & Rosenthal, Inc. and the Series B and C Stock prohibit the payment of dividends on Common Stock.

      8. Dilution and Market Price. As of April 15, 1998, the Company had 3,170,496 Shares outstanding. The tangible book value (deficit) of the shares as of said date is ($.06). 805,000 Shares to be received by the Selling Shareholders upon the exercise of options granted under the Company's 1994 Stock Option Plan, 355,000 Shares to be received by the Selling Shareholders upon the exercise of warrants, 2,633,125 Shares issuable to the Selling Shareholders upon conversion of Series B and C Stock, and 556,667 Shares presently held by Selling Shareholders and acquired either by purchase in private placements, exercise of options and warrants or conversion of Preferred Stock are registered hereunder for the future sale of said shares by the Selling Shareholders and are the subject of this prospectus. Although the Company cannot predict that any warrant holder or option holder will exercise their warrants or options, the issuance of such Shares upon exercise of the warrants, options and the conversion of the Preferred Stock will constitute an immediate substantial dilution in earnings per share but an increase in book value per share to existing shareholders. The Selling Shareholders may realize a dilution of their investment because the exercise price of their options or warrants may be higher than the book value per share of the Common Stock after the exercise. Furthermore, any sales of substantial amounts of the Company's stock in the open market by the Selling Shareholders could have a significantly adverse effect on the market price of such stock. The Company will not receive the proceeds of sales of stock by the Selling Shareholders.

      9. Control by Insiders. As of April 15, 1998, all officers and directors including designees of TFX as a group held approximately 66% of the Company's outstanding stock. Dr. Cartinhour bought 300,000 shares of the Company's Common Stock in a private placement on September 3, 1987. Dr. Cartinhour is not deemed to be an insider.

      On January 8, 1997, approximately 45% of the voting shares of the Company's stock was acquired by TFX. TFX purchased the Series B Stock and Series C Stock from the previous owners of such stock. In connection with this transaction and after the resignation of three of the incumbent Directors, three nominees of TFX, were elected to the Company's Board of Directors. In January, 1997, the Company issued 150,000 shares of its common stock to TFX to pay $300,000 of accounts payable due to Pilling Weck, a subsidiary of Teleflex. This increased TFX's interest in the outstanding voting securities to approximately 48%.

      For the purposes of the foregoing calculations of percentage ownership of stock, the securities which are not outstanding but could be outstanding on the exercise of stock options and warrants or conversion of the Preferred Stock have been deemed outstanding. It is clear that after the exercise of options and warrants and conversion of Convertible Preferred Stock, the Company will be controlled by insiders.

      10. Indemnification of Directors. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the Company's ByLaws or New York Law, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless, in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      11. Preferred Stock. In 1994, the Company restructured the 750,000 shares of Series A Convertible Preferred Stock into what now amounts to 687,500 shares of Series B Stock and 1,945,625 shares of Series C Stock. The Series C Stock is automatically converted into Common Stock on December 30, 2004 and there are no dividends payable or accrued on such stock. Furthermore, the Series C Stock will be automatically converted into Common Stock if the market price of the Company's Common Stock as quoted on NASDAQ, attains and maintains for 90 days a price of $3.00 per share during the five years ending October 31, 1999. The Series B Stock will be automatically converted into Common Stock if the market price of the Company's Common Stock attains and maintains for 90 days a price of $6.00 per share during the five years ending October 31, 1999. The Series B Stock matures December 30, 1999 and dividends accrue at the rate of 8% per year. At that time the Company will have to pay to the Series B Shareholders the sum of $1,373,000 plus an amount equal to all unpaid accrued dividends unless the Series B Stock has been automatically converted as set forth above. In the event the Series B Stock has not been converted prior to December 30, 1999, the Company will either have to negotiate an extension of time to pay such sum or obtain other financing to pay it. There is no assurance at this time that the Company will be able to obtain sufficient funds to pay the Series B shareholders or obtain an extension of time.

      12. The Lease. On November 20, 1995, the landlord and the Company entered into a new lease covering the period from March 1, 1996 to February 28, 2001 at annual rates of $456,000 for the first three years and $504,000 for the next two years.

      13. Shares Registered by Selling Shareholders. All of the Company's principal shareholders, as well as its key employees, are registering for resale all shares received or to be received by such persons on exercise of options, warrants or preferred stock or on private placements for resale. These persons are registering 556,667 shares of Common Stock, 2,633,125 shares of Common Stock on conversion of the Series B and Series C Stock, and options and warrants exercisable within 60 days to acquire 1,160,000 shares in the aggregate. Sales of substantial amounts of Common Stock in the open market following this offering could adversely affect the market price of the Common Stock.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

Overview

      The Company reported net income of approximately $613,000 in the year ended December 31, 1997 compared to a net loss of approximately $995,000 in the year ended December 31, 1996. The increase in net income was mainly the result of a record influx of newly contracted hospital business during 1997, improved control of operating and selling, general and administrative expenses, and the absence of prior year bad debt losses and one-time costs related to legal expenses, as well as, the one-time charge of $103,000 to reflect the reduction of the value of the E-Beam Accelerator that was contracted to be sold to Shamrock in 1997. The Company was also able to reduce its selling, general and administrative costs related to certain national marketing expenses, by forming SSI, the new joint venture company with TFX. TFX acquired all of the Company's outstanding Convertible Preferred Stock in 1997, and now holds approximately 48% of voting stock in the Company. Another Teleflex subsidiary, ESI, which owns and manages endoscopic and specialized instrumentation and provides on-site processing services, will also join with the Company and SSI to provide a total instrument management solution for individual hospitals and hospital networks throughout North America.

      Under the agreement with TFX, the Company will remain as an independent public entity, whose territory will encompass the Northeast Corridor. In this territory, which accounts for approximately 20 percent of the surgical procedures in the United States, the Company will continue to provide its instrument management and sterilization services. SSI will be responsible for marketing and delivering these same services to the remainder of the United States and Canada.

      Terms of the agreement provide that TFX will own 62.5 percent of the common shares of SSI and the Company will own the remaining 37.5 percent. The Company will contribute personnel and know-how, including its proprietary multi-hospital tracking system and a developing customer list in select highly populated urban centers. TFX will provide the initial operating and project capital required to fund expansion into markets as SSI contracts are executed. ESI will also contribute its know-how.

      For the fiscal year ended December 31, 1997, the Company's sterilization services for healthcare providers, contract sterilization of disposable medical products and radiation processing of industrial products businesses accounted for approximately 58.8%, 10.4% and 30.8%, respectively, of the Company's revenues, as compared with 55.1%, 11.0% and 33.9%, respectively, for the fiscal year ended December 31, 1996. The Company's Board of Directors has determined that it is in the best interests of the Company's shareholders that the Company focus on its core Instrument Set sterilization processing business. Accordingly, it has contracted to sell its Accelerator system to Shamrock and has entered into a joint marketing agreement with E-BEAM. Under the Agreement with Shamrock the Company will receive approximately $1,250,000 for the Accelerator and related equipment with a Closing

Date of no later than April 30, 1998 at which time title to the beam would be transferred to Shamrock. Shamrock has posted a $500,000 standby letter of credit in escrow in consideration therefor.

      In January, 1997, the Company entered into a loan agreement with TFX. The principal amount of the loan is $500,000 and bears interest at the rate of prime plus 1%. The balance of the loan at December 31, 1997, was $400,000. Monthly installment payments in increments of $50,000 are due the beginning of 1998, with the entire balance of principal and interest unpaid due and payable on May 8, 1998.

      In January, 1997, the Company issued 150,000 shares of its common stock to TFX in settlement of $300,000 of accounts payable due to Pilling Weck, a subsidiary of Teleflex.

      In April, 1997, the Company entered into a joint marketing agreement and an agreement to sell its contract sterilization services to E-BEAM effective December 31, 1997. Under the terms of the agreement, the Company will receive a maximum purchase price of $350,000 for the business based on a schedule of commissions earned at up to 15 percent of related revenues from January 1, 1998 to December 31, 2000. Upon execution of the agreement, the Company received a nonrefundable deposit of $150,000.

      In April, 1997, the Company entered into a master lease agreement with North Fork Bank in the amount of $1,500,000. The lease provides for and was drawn down to purchase instruments for inventory and was classified as a capital lease. The agreement has an interest rate of prime plus 1/2 percent which is set at each draw down. The lease agreement is guaranteed by Teleflex.

      In October, 1997, the Company extended and modified its financing agreement with its commercial lender. The agreement was extended to January 31, 2000, and the advance rate on the Company's eligible Accounts Receivable was increased to 85% from the existing 75%. The total cost of funds was also reduced through a reduction in the interest rate on the facility from the prime rate plus 3.5% to prime plus 2%, and a reduction in the facility fee from 1% to 1/2% of the loan balance per annum. See Note 6 to the Financial Statements.

Results of Operations

1997 Compared with 1996

Revenues

      Revenues for the year ended December 31, 1997 increased approximately 14.7% to $9,890,000 from approximately $8,626,000 for the year ended December 31, 1996. The increase in revenues was attributable to an approximate $1,081,000 or 22.8% increase in total revenues related to the Company's sterilization services to healthcare providers, an approximate $110,000 or 3.7% increase in total revenues related to the Company's radiation processing of industrial products services and an approximate $73,000 or 7.6% increase in total revenues related to the Company's contract sterilization services. The increase in total revenues related to the Company's sterilization services to healthcare providers was attributable to market penetration of new customers and expanded services to the Company's existing customer base. During 1997, the Company signed several new multi-year contracts with major healthcare providers in the region. The increase in radiation revenues was primarily attributable to the acceleration of Teflon processing related to the impending termination of these services. The increase in contract revenues, in turn, was mainly attributed to renegotiated rates with certain key customers to more accurately reflect the service provided by the Company.

Other Income

      In April 1997, the Company received $150,000 in connection with the sale of its contract sterilization services to E-BEAM, which is nonrefundable. This receipt has been reported as other income.

Gross Profit

      Gross profit (revenues minus operating expenses) increased approximately $1,017,000 or 35.2% from approximately $2,887,000 in the year ended December 31, 1996 to approximately $3,904,000 in the year ended December 31, 1997. Gross profit as a percentage of revenues increased approximately 6.0% from 33.5% in the year ended December 31, 1996 to 39.5% in the year ended December 31, 1997. The increase in the Company's gross profit was attributable to improved production efficiencies in the Company's facility and the flow on benefits from increased sales volumes. The major components of these efficiencies were a reduction in labor as a percentage of revenues and a reduction in supplies used in production offset by other increases related to new volume.

Distribution Costs

      Distribution costs increased approximately $72,000 or 15.2% from approximately $471,000 in the year ended December 31, 1996 to approximately $543,000 in the year ended December 31, 1997. As a percentage of revenues, distribution costs remained relatively the same over the prior year at 5.5%. The increase is primarily the result of increased sales volume.

Selling, General and Administrative Expenses

      Selling, general and administrative expenses decreased by approximately $101,000 from approximately $2,442,000 in the year ended December 31, 1996 to approximately $2,341,000 in the year ended December 31, 1997. As a percentage of revenues, selling, general and administrative expenses decreased from 28.3% in the year ended December 31, 1996 to 23.7% in the year ended December 31, 1997. The decrease is attributed to the Company's continued strategy to reduce discretionary costs, in addition to certain national marketing expenses being borne by SSI whereas last year they were borne by the Company, and reduced legal expenses.

Bad Debt Expense

      Bad debt expense decreased by approximately $499,000 from approximately $560,000 in the year ended December 31, 1996 to approximately $61,000 in the year ended December 31, 1997. The decrease is attributed to write-offs and adjustments made in 1996 related to a receivable from a customer in bankruptcy and the settlement of amounts in dispute. The Company has determined that its allowance for doubtful accounts is sufficient to cover the receivables from its hospital operations.

Write Down of Assets

       The decrease of approximately $103,000 is related to the charge taken in 1996 to reflect the reduction in the value of assets associated with the sale of the electron beam Accelerator. In March 1997, the Company entered into a sales agreement to sell the Accelerator to Shamrock.

Interest Expense

      Interest expense increased by approximately $179,000 from approximately $307,000 for the year ended December 31, 1996 to approximately $486,000 for the year ended December 31, 1997. The increase is directly attributed to the increased interest charges incurred in financing the purchase of surgical instruments and other equipment and the additional borrowing of $500,000 from TFX.

Net Income

      Net income for the year ended December 31, 1997 was approximately $613,000, an increase of 161.6% from a net loss of approximately ($995,000) in the year ended December 31, 1996.

Net Income (Loss) Applicable to Common Shareholders

      Diluted earnings per share for the year ended December 31, 1997 were approximately $0.09, a 124.3% increase from the net loss per share of approximately ($0.37) for the year ended December 31, 1996. Basic earnings per share for the year ended December 31, 1997 were $0.16, an increase of 143.2% from ($0.37) in basic earnings per share for the year ended December 31, 1996. Excluding the effect of preferred dividends, earnings per share for the year ended December 31, 1997 were $0.11, an increase of 133.3% from ($0.33) in earnings per share before the effect of preferred dividends for the year ended December 31, 1996.

Results of Operations

1996 Compared with 1995

Revenues

      Revenues for the year ended December 31, 1996 decreased approximately 1.7% to approximately $8,626,000 from approximately $8,772,000 for the year ended December 31, 1995. The decrease in revenues was attributable to an approximate $18,000 increase in total revenues related to the Company's sterilization services to healthcare providers and an approximate $225,000 or 8.3% increase in total revenues related to the Company's radiation processing of industrial products services, offset by an approximate $389,000 or 28.9% decrease in total revenues related to the Company's contract sterilization services. The increase in radiation processing revenues was primarily attributable to increased business under the Company's toll processing agreement with Shamrock. The decrease in the contract sterilization business was due primarily to the loss of the Company's largest customer which moved its business out of the Company's area of operation.

Gross Profit

      Gross profit (revenues minus operating expenses) increased approximately $161,000 or 5.9% from approximately $2,726,000 in the year ended December 31, 1995 to approximately $2,887,000 in the year ended December 31, 1996. Gross profit as a percentage of revenues increased approximately 2.4% from 31.1% in the year ended December 31, 1995 to 33.5% in the year ended December 31, 1996. The increase in the Company's gross profit was attributable to improved production efficiencies in the Company's facility. The major components of these efficiencies were a reduction in labor as a percentage of revenues and a reduction in supplies used in production.

Distribution Costs

      Distribution costs increased approximately $94,000 or 25.0% from approximately $377,000 in the year ended December 31, 1995 to approximately $471,000 in the year ended December 31, 1996. The increase is primarily the result of higher wages for drivers.

Selling, General and Administrative Expenses

      Selling, general and administrative expenses increased by approximately $654,000 from approximately $1,788,000 in the year ended December 31, 1995 to approximately $2,442,000 in the year ended December 31, 1996. As a percentage of revenues, selling, general and administrative expenses increased from 20.4% in the year ended December 31, 1995 to 28.3% in the year ended December 31, 1996. The major portion of the increase was the result of the Company making a significant investment in its national sales and marketing areas. The Company strengthened these areas as it prepared to expand from a Regional Company to a National Company. In addition the Company had above normal historical levels of legal expenses from its new legal counsel and additional one time termination expenses incurred as result of the elimination of an Officer's position. Also, the Company added a full-time Chief Executive Officer to direct the nationalization and other growth programs. The former Chief Executive Officer and Chairman of the Board of Directors now functions solely as Chairman providing consulting services at 50.0% of his former salary.

Bad Debt Expense

      Bad debt expense increased by approximately $526,000 from $34,000 in 1995 to $560,000 in 1996. This increase is due to write-offs and adjustments of $307,000 in 1996 and an increase in the allowance for doubtful accounts of $219,000. The increase in write-offs and adjustments is due to the write-off of a receivable from a customer in bankruptcy and the settlement of amounts in dispute. The increase in the allowance for doubtful accounts relates to receivables from certain hospitals whose financial condition has deteriorated.

Write Down of Assets

      In March 1997, the Company entered into a sales agreement to sell its electron beam Accelerator to Shamrock Technologies, Inc. The title to the Accelerator will pass to the purchaser no later than April 30, 1998, which is after the end of the current Toll Processing Agreement. The sales price of the Accelerator was approximately $1,250,000. The Company has charged $103,000 to its operations to reflect the reduction of the value of the related assets being sold.

Interest Expense

      Interest expense decreased by approximately $28,000 from approximately $335,000 for the year ended December 31, 1995 to approximately $307,000 for the year ended December 31, 1996.

Net Loss

      The Company incurred a net loss of approximately ($995,000) in the year ended December 31, 1996 compared to net income of approximately $192,000 in the year ended December 31, 1995. The net loss was mainly the result of costs incurred to implement its National Sales Program, providing additional reserves for bad debt losses and costs incurred related to above normal historical levels of legal expenses from its new legal counsel and additional one time termination expenses incurred as a result of the elimination of an Officer's position. Also, the Company added a full-time Chief Executive Officer to direct the nationalization and other growth programs. The former Chief Executive Officer and Chairman of the Board of Directors now functions solely as Chairman providing consulting services at 50% of his former salary.

Net Income (Loss) Applicable to Common Shareholders

      Diluted earnings per share for the year ended December 31, 1996 were approximately ($0.37), a decrease of $0.39 from the net earnings per share of $0.02 for the year ended December 31, 1995. Basic earnings per share for the year ended December 31, 1996 were ($0.37), a decrease of $0.40 from $0.03 in basic earnings per share for the year ended December 31, 1995. Excluding the effect of preferred dividends, earnings per share for the year ended December 31, 1996 were ($0.33), a decrease of $0.39 from $0.06 in earnings per share before the effect of preferred dividends for the year ended December 31, 1995.

Liquidity and Capital Resources

      Current assets have increased approximately $1,206,000 to approximately $3,849,000 at December 31, 1997 from approximately $2,643,000 at December 31, 1996. The increase was primarily attributable to the classification of $1,250,000 as current assets held for sale in connection with the sale of the E-Beam accelerator, an approximate $68,000 increase in prepaid expenses, offset by an approximate $43,000 decrease in cash, an approximate $18,000 decrease in net accounts receivable and an approximate $51,000 decrease in inventory.

      The Company had working capital of approximately $1,530,000 at December 31, 1997, compared to working capital of approximately $292,000 at December 31, 1996. The Company's current ratio at December 31, 1997, was 1.66 to 1 compared to a current ratio of 1.12 to 1 at December 31, 1996. The increase in the Company's working capital and current ratio at December 31, 1997 compared to December 31, 1996 was primarily the result of the classification of $1,250,000 as current assets held for sale in connection with the sale of the E-Beam accelerator, the Company's net income for the year and improved cash flow which was primarily used to reduce current liabilities.

      The Company currently plans to expand its business by increasing its portfolio of reprocessing services to include new service offerings such as consulting, on-site management services and EtO sterilization. The Company believes that the anticipated future cash flow from operations, along with its cash on hand and available funds under its working capital line of credit and the completion of the sale of the electron beam accelerator in April, 1998, will be sufficient to meet working capital requirements during 1998. There can be no assurance, however, that the Company will not require additional working capital and, if it does require such capital, that such capital will be available to the Company on acceptable terms, if at all.

      Capital expenditures totaled approximately $2,239,000 in 1997 as compared with approximately $850,000 in 1996. The increase in expenditures was principally driven by purchases of surgical instruments and containers financed under a new $1.5 million lease arrangement (See Note 7 to the Financial Statements). These purchases were primarily made to support the Company's supply obligations under new contracts entered into during 1997.

      Management plans to purchase additional surgical instruments, as and if required to support the Company's contract sterilization growth objectives. Cash flows from operating activities will provide support for these expenditures, however, additional external financing may also be required. There can be no assurance, however, that the Company will not require additional working capital and, if it does require such capital, that such capital will be available to the Company on acceptable terms, if at all.

Inflation

      The Company does not anticipate that inflation will have any significant effect on its business particularly since the United States, the only market in which the Company currently intends to operate, is presently experiencing a relatively low rate of inflation.

Certain Factors That May Affect Future Results

      From time to time, information provided by the Company, statements made by its employees or information included in its filings with the Securities Exchange Commission (including this Form 10-KSB) may contain statements which are not historical facts, so-called "forward-looking statements," which involve risks and uncertainties. Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995; in particular, statements made above in "Item 2. Description of Property" relating to the suitability of the Company's facilities and equipment for future operations and the availability of additional facilities and equipment in the future. Relating to the sufficiency of funds for the Company's working capital requirements during 1998, the Company's expectation that future cash flow will continue to be provided from operations and the Company's not presently anticipating that inflation will have any significant impact on its business may be forward-looking statements. The Company's actual future results may differ significantly from those stated in any forward-looking statements. Factors that may cause such differences include, but are not limited to, the factors discussed below. Each of these factors, and others, are discussed from time to time in the Company's filings with the Securities and Exchange Commission.

      The Company's future results are subject to substantial risks and uncertainties. The Company has operated at a loss or a very small profit for its entire history and there can be no assurance of its ever achieving consistent profitability. The Company may require additional working capital in the future and there can be no assurance that such working capital will be on acceptable terms, if at all. The failure of the Company to continue to compete effectively with existing or new competitors could result in price erosion, decreased margins and decreased revenues, any or all of which could have a material adverse effect on the Company's business, results of operations and financial condition. The Company historically has relied on a relatively small number of customers, including Shamrock and Precision, for a large percentage of its total revenues. The termination of the Toll Processing Agreement on December 31, 1997 could have a material adverse effect on the Company's results of operations after 1997. The Company's healthcare provider customers are concentrated in the Northeast Corridor. Any factors affecting this market generally could have a material adverse effect on the Company's business, results of operations and financial condition. The Company is subject to government regulation in certain aspects of its operations. Changes in such regulations could have a material adverse effect on the Company's business, results of operations and financial condition.

      The Company's future success will depend in part on its ability to convince hospitals and other healthcare providers to utilize the Company's off-site sterilization services as opposed to their own on-site facilities. Hospitals may resist this change for a number of reasons, including the preferences of hospital staffs which may wish to preserve their existing staffing, labor unions which may resist any staffing reductions and the ongoing consolidation of hospitals which may impact the willingness of hospital administrators to make operational decisions on a timely basis and which may affect a hospital's decision to utilize an off-site processor as opposed to retaining one or more of the consolidated hospital group's central sterilization facilities to provide services for the entire group. The Company relies upon the know-how of its employees and upon its hospital tracking software to efficiently conduct its business. Any invalidation of these intellectual property rights or lengthy and expensive defense of these rights could have a material adverse effect on the Company.

      The Company's quarterly and annual operating results are affected by a wide variety of factors that could materially and adversely affect revenues and profitability, including: competitive pressures on selling prices and margins; the timing and cancellation of customer orders; the lengthy sales cycle of the Company's sterilization services to healthcare organizations; the Company's ability to maintain state-of-the-art sterilization facilities and the corresponding timing and amount of capital expenditures, particularly if the Company executes its plan for expansion; and the introduction of new services by the Company's competitors. As a result of the foregoing and other factors, the Company may experience material fluctuations in future operating results on a quarterly or annual basis which could materially and adversely effect its business, operating results and stock price.

Other Matters

      The Company is currently working to resolve the potential impact of the year 2000 on the processing of date sensitive information by the Company's computerized information systems. The potential impacts on key customers and suppliers are not reasonably estimable at this time. Certain computer programs have been written using two digits rather than four to define a year which could, for example, result in a computer system incorrectly recognizing the year 2000 as the year 1900. Costs of resolving the "year 2000" problem are not currently expected to have a material adverse impact on financial position or results of operations.

                                 USE OF PROCEEDS

      The Selling Shareholders and any warrant holders or option holders who receive common stock on the exercise of options or warrants and the holders of Series B and C Stock who receive shares of stock on conversion of Preferred Stock will receive all of the proceeds of the sale of shares of Common Stock in this offering, and the Company will receive no part thereof. As previously set forth, this registration statement relates only to the sale of shares held or acquired by the Selling Shareholders. The holders of the Preferred Stock may convert the Preferred Stock into Common Stock and the Company will not receive any funds on such conversion.

                                    BUSINESS

A. General Development of Business

      The Company provides off-site reprocessing and sterilization of the Company's Instrument Sets as well as Sterilizable Items for healthcare providers such as hospitals, hospital networks and ambulatory surgi-centers. See "Sterilization Services for Healthcare Providers". In 1997 MSI also provided contract steam, Ethylene Oxide ("EtO"), radiation sterilization services for manufacturers of disposable medical products such as bandages, sponges, tracheotomy kits, surgical gloves and laboratory ware. See "Contract Sterilization of Disposable Medical Products". In addition, in 1997 the Company utilized its Accelerator to process various industrial products and to perform certain modifications to those products and to process PTFE. See "Radiation Processing of Industrial Products". In furtherance of its decision to focus on its Instrument Set sterilization processing business, on March 17, 1997, MSI agreed to sell its Accelerator to Shamrock with title to pass no later than April 30, 1998. Furthermore, in order to maximize the value of its remaining contract sterilization and industrial processing business and to provide stability for its accelerator processing customers, on April 9, 1997, MSI executed a Joint Marketing Agreement with E-BEAM.

      The Company provides its off-site reprocessing and sterilization services and pre-sterilized reprocessable Instrument Sets to hospitals, hospital networks and ambulatory surgi-centers in New York, New Jersey, Pennsylvania and the New England states, Connecticut, Rhode Island, Massachusetts, Vermont, New Hampshire and Maine (the "Northeast Corridor"). In 1996, the Company made a significant investment in a national marketing of its services. However, on May 16, 1997, the Company entered into a Joint Venture Agreement with TFX, a wholly owned subsidiary of Teleflex setting the terms on which the parties would participate in the organization, capitalization and operation of a corporation to be known as SSI. In January, 1997, TFX had acquired all of the Company's outstanding Convertible Preferred Stock from the previous owner of such stock and in January, 1997 TFX acquired an additional 150,000 shares of common stock. As a result, TFX controls approximately 48% of the Company's voting stock. The purpose of the Joint Venture is to market the offsite reprocessing and sterilization of surgical instruments and the management of on-site sterilization services to hospitals and healthcare facilities in all of North America. The Company's principal territory is the Northeast Corridor, but it has agreed with SSI to cooperate on proposals for management of in-house processing for healthcare providers in the Northeast Corridor. TFX owns 62.5 percent of the common shares of SSI and the Company owns 37.5 percent. TFX is contributing to SSI initial operating and project capital and the Company is contributing to SSI personnel and know-how including its proprietary steri-track system for tracking instruments in hospitals. In September, 1997, SSI entered into a multi-year contract to provide total management of a Hospital's sterile processing functions.

      The Company was founded in May 1982 as a New York corporation. Its principal executive offices are located at 225 Underhill Boulevard, Syosset, New York 11791, and its telephone number is (516) 496-8822.

      Statements in this Form 10-KSB which are not historical facts, so-called "forward-looking statements", are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including those detailed herein and in the Company's other filings with the Securities and Exchange Commission. See "Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations-Certain Factors That May Affect Future Results".

B. Narrative Description of Business

      The Company presently provides offsite processing and sterilization services to healthcare providers. As previously stated, through December 31,1997, it also provided processing and sterilization services to manufacturers of medical disposable products and processed various types of plastic products through the use of its Accelerator to achieve certain modifications of such products. The following chart shows the approximate amount and percentage of total revenues and the net income (loss) for each of the classes of services for the last two fiscal years:

Amount and Percentage of Total
Revenues and Net Income (Loss)                            Year Ended
for each Class of Service                                 December 31
-------------------------                                 -----------
                                                    1997                1996
                                                    ------------------------
Sterilization Services to
  Health Care Providers
Amount of Revenues                               $ 5,819,000        $ 4,752,000
Percent of Total                                        58.8               55.1
Income (Loss)*                                       305,000           (338,000)

Sterilization of Disposable
  Medical Products and
  Processing of Plastic
  Products
Amount of Revenues                               $ 1,031,000        $   948,000
Percent of Total                                        10.4               11.0
Income (Loss)*                                       (77,000)          (610,000)

Processing of PTFE**
Amount of Revenues                                $ 3,040,000       $ 2,925,000
Percent of Total                                         30.8              33.9
Income (Loss)*                                        395,000           (50,000)

* Certain operating expenses as well as certain selling, general and administration expenses are not expenses attributable to any class of services but have been apportioned among the classes of services. Because the sterilization services to health care providers have been growing more rapidly than the other services, a greater amount of expenses were allocated to the hospital services in 1997. The Company allocated expenses to the various categories of service by a variety of methods for example:
      Expenses such as plant rentals and realty taxes are allocated based upon square footage used by each service. Utility expenses are allocated by the power demands of each service's equipment for which detailed records are kept. Product liability insurance is allocated based upon levels of sales of each service. Factory maintenance overhead expenses are allocated based upon detailed time records kept by the Company. General overhead expenses are allocated to each service based upon the relative sales volume of each service.

** The Company has agreed that it will not process PTFE for any other entity during and after the termination of its agreement with Shamrock and in view of its sale of its Accelerator to be completed April 30, 1998, it will no longer sterilize disposable products or process plastic products.

(1) Sterilization Services to Healthcare Providers

      MSI provides off-site cleaning, decontamination and sterilization processing of the Company's standard containerized reprocessable sterilized surgical Instrument Sets as well as Sterilizable Items for healthcare providers such as hospitals and ambulatory surgi-centers within the Northeast Corridor. As of April 15, 1998, MSI had 21 contracts with healthcare providers in its area of operations to provide its instrument services for labor and delivery; 22 contracts to provide its instrument services for operating rooms; 3 contracts to provide laparoscopic instruments; 9 contracts to provide basins; 6 contracts to provide gowns and/or towels; 2 contracts to provide its instrument services for open heart and vascular surgery; 4 contracts to provide instrument services for ambulatory surgery; 3 contracts to provide EtO processing for instruments which could not be sterilized in a steam sterilizer; and 1 contract to provide training and consulting of employees in the central sterilizing unit in a hospital. Future revenues from these contracts as of April 15, 1998 is approximately $20,227,000. The Company estimates that there are approximately 250 such healthcare providers in the Northeast Corridor.


      Sterilizable Items consist of Instrument Sets, utensils, basins, towels, surgical gowns and wraps and other items used in healthcare facilities which require sterilization. Instrument Sets are prepackaged, sterilized, reprocessable instrument sets, each of which is a complete set of instruments necessary for a given medical procedure. The Company has designed approximately 85 different Instrument Sets for operating room procedures and labor and delivery, including gall bladder, tonsillectomy and adenoidectomy, open heart, vascular, orthopedic, endoscopy, cesarean sections, newborn delivery, hysterectomy and dilation and curettage. MSI packages its Instrument Sets in rigid containers with filters and seals, thereby maintaining sterile integrity without the risk of tearing and pinholes which occur in more traditional wrappers. The Instrument Sets aid in the organization of the instruments for ease of use and provide for better instrument accountability once the procedure is completed. Once an Instrument Set has been utilized, it is returned to the Company for cleaning, sterilization and repackaging.

      The Company's services are designed to replace or supplement the existing in-house sterilization facilities of healthcare providers. Many hospitals have older, less efficient sterilization facilities, staff their facilities with nurses whose skills could be more effectively used elsewhere and underutilize their sterilization facilities by operating their equipment only once per day. Because of the relatively low volume of sterilization activities undertaken at many of these facilities, worker productivity may not be as high as in other areas of the healthcare organization, causing concern for administrators. In addition, as hospitals continue to evaluate ways in which to utilize their available space better, many hospitals are seeking to replace their in-house sterilization facilities with profit generating centers such as operating rooms. Many hospitals are also looking for ways in which to improve operating room efficiency by eliminating the sterilization processing delays and shortages sometimes experienced with their in-house sterilization facilities.

      By utilizing state of the art, industrial size equipment, modern sterilization technology, less expensive labor, and handling larger volumes, the Company believes that it offers a cost- effective, high quality alternative to in-house sterilization facilities. The Company reprocesses Instrument Sets and Sterilizable Items for numerous customers and has installed modern, industrial size sterilization equipment at its Syosset facility, including an ultrasonic cleaning system, two tunnel washers, two 300 cubic foot steam sterilizers and two 8 cubic foot Ethylene Oxide ("EtO") sterilizers.

      The Company believes that it offers better sterility assurance levels than those maintained at many hospitals. In order to comply with the infection control requirements of the Joint Commission on Accreditation of Healthcare Organizations ("JCAHO"), the Center for Disease Control ("CDC"), the Association for Advancement of Medical Instrumentation ("AAMI"), the Association of Operating Room Nurses ("AORN"), the policies and procedures of each respective hospital as well as the requirements of federal, state and local government agencies, the Company has established rigorous testing measures and procedures, such as sterilization process monitors (including temperature and pressure recording), chemical indicators and bacteriological spore and culture testing. The Company is a registered contract sterilization facility with the U.S. Food and Drug Administration ("FDA"), even though neither the Company's activities in this area nor hospital sterilization facilities are required to be so registered. See "Government Regulation."

(2)  Contract Sterilization of Disposable Medical Products

      During 1997, MSI provided contract steam, EtO and radiation sterilization services to manufacturers of disposable medical products. The Company sterilized disposable medical products such as adhesive and gauze bandages, lap sponges, absorbent cotton balls, tracheotomy kits, trauma dressings, operating room drapes, surgical gloves, in vitro diagnostic kits and laboratory ware, such as pipettes, petri dishes, flasks, roller bottles and tissue culture wells. As of December 31, 1997, the Company's customers in this area included 39 disposable medical products manufacturers such Busse Hospital Disposables, Elkay Products, Inc. and Hermitage Hospital Supply Corp. within a 300 mile radius of its Syosset, New York facility.

      As heretofore stated, the Company's Board of Directors determined that it was in the best interests of the Company's shareholders that the Company focus on its core Instrument Set sterilization processing business. Therefore, the Company entered into an agreement as of March 17, 1997 to sell its Accelerator for the approximate sum of $1,250,000 to Shamrock with transfer of title to occur no later than April 30, 1998. The Company's licenses to operate the Accelerator were extended to April 30, 1998. In view of the sale of the accelerator to Shamrock in 1997, the Company evaluated opportunities to maximize the value of its electron beam related businesses, including its contract sterilization of disposable medical products unit and its radiation processing of industrial products unit. As a result, as of April 9, 1997, the Company entered into a joint marketing program with E-BEAM to provide stability for its remaining contract sterilization and industrial processing business. The agreement provided for the transfer of the Company's contract sterilization and industrial processing customers to E-BEAM at a price of 15% of related revenues up to $350,000. Upon execution of the agreement the Company received a nonrefundable down payment against future commissions of $150,000. See "Management's Discussion and Analysis of Results of Operations and Financial Condition."



(3) Processing of Plastic Products

      During 1997 MSI performed radiation processing services for 15 industrial products manufacturers whose products included fabricated plastic objects, gaskets, tubing and plastic sheet and film. The Company's Accelerator was used to link chemically a long string of molecules of polyethylene and polyvinylchloride, to treat crude rubber to achieve bonding and hardening and to link undivided chemical compounds into a larger chemical entity. See the previous paragraph regarding the proposed joint marketing agreement with E-BEAM.

      In 1997 the Company's primary radiation processing activity was the irradiation of PTFE. Once processed, the PTFE can be ground into very small particles for use primarily as an additive for printing inks and as a lubricant. The Company processed PTFE for Shamrock and Precision Micron Powers, Inc. ("Precision"), a distributor of PTFE owned by Shamrock, pursuant to a Toll Processing Agreement, as amended on March 17, 1997. Pursuant to the Toll Processing Agreement, as amended, MSI processed PTFE only for Precision and Shamrock, and Precision and Shamrock agreed to use certain minimum levels of processing services through December 31, 1997. The income from such services was $3,040,310 in 1997.

(4) Competition

      The Company's principal competition with respect to its sterilization services for healthcare providers comes from the in-house sterilization facilities of hospitals and ambulatory surgi-centers. Most hospitals have an in-house sterilization capability and many have invested significant capital in their sterilization facilities. Also, the in-house sterilization facility staff may be committed to maintaining the facility and its current staffing levels. As a result, healthcare providers may be reluctant to shift their sterilization activities from in-house to an off-site contractor. Furthermore, some hospitals have union agreements that preclude or mitigate a hospital's ability to outsource. In today's managed care driven, consolidating environment, hospitals and hospital networks are renegotiating these agreements with yet to be determined success.

      MSI has no competitor operating in an off-site environment which can replicate MSI's sterilization services program though variations of the MSI model potentially exist and/or have been announced in traditional hospital purchasing news. Sterile Recoveries, Inc., Sterilization Management Group and Angelica Corp. now compete with the Company in processing gowns, linens and basins but their operating facilities are all outside the Northeast Corridor. Substantial know-how and capital intensive barriers could limit competitive interest. Furthermore, the Company's proprietary hospital tracking software system gives it a competitive advantage.

      Several small and large companies are specializing in on-site instrument processing, consulting and management services, providing hospitals and hospital networks a competitive choice between MSI's off-site instrument processing and sterilization services. A wholly owned subsidiary of Teleflex, Endoscopic Specialties Inc. (ESI), specializes in on-site instrument processing. However, as previously stated MSI and TFX jointly formed SSI to provide instrument reprocessing in North America and SSI, MSI and ESI have joined to provide a total instrument management solution for individual hospitals and hospital networks throughout North America.

Suppliers

      The Company purchases from surgical instrument manufacturers the surgical instruments included in Instrument Sets that are provided to hospitals and ambulatory surgi-centers. The Company believes that such instruments are readily available at market prices.

Sales and Marketing

      MSI's sales and marketing strategy is to grow existing accounts by service expansion: for example, if the Company is serving the labor and delivery department of a hospital it will attempt to leverage its services into the general operating room of the hospital after a period of successful product performance in the labor and delivery area. The Company has expanded its portfolio of reprocessing services to include new service offerings such as consulting, on-site management services and EtO sterilization. The Company's sales and marketing efforts are coordinated by sales professionals with appropriate clinical and hospital expertise.

      Furthermore, the Company entered into a joint venture with TFX to form SSI to sell MSI's decontamination, reprocessing and sterilizing services in select highly populated urban centers in North America and is cooperating with SSI to market management services in the Northeast Corridor.

Intellectual Property

      The Company does not rely on any patents for the conduct of its business. The Company does rely upon the know-how of its employees and has executed non-disclosure and non-competition agreements with its employees. The Company relies in significant part upon its hospital tracking software which allows the Company to monitor and control the levels of Instrument Sets and Sterilizable Items on-site with a given customer and to plan and control sterilization activities. The Company's hospital tracking software was purchased from its developer and the copyrights were assigned to the Company. Although the Company believes that it has all necessary ownership and copyright rights in its hospital tracking software and that this software does not infringe upon the intellectual property rights of third parties, any determination to the contrary could have a material adverse effect on the Company's business, results of operations and financial condition.

(5)  Employees

      As of April 15, 1998, the Company had 86 full-time and 27 part-time employees. Management believes its relations with its employees are good. None of its employees are covered by any collective bargaining agreement.

(6) Government Regulations

      The Company has obtained a license from the New York State Department of Environmental Conservation operating through the Nassau County Department of Health to operate its radiation sterilization and processing facility. This license is currently in force and will remain in force until April 30, 1998. The Company believes it is in material compliance with applicable laws and regulations with respect to its radiation sterilization and processing facility. The Company believes that it is in material compliance with the regulations of the Nassau County Department of Public Works with regard to the disposition of effluents.

      The Company is registered with the Department of Health and Human Services, Public Health Service of the FDA, and believes it is in material compliance with the FDA compliance program with regard to the industrial sterilization of medical devices. With regard to the reprocessing of instrument sets for hospitals, the Company complies with the FDA's program even though, for these purposes, a hospital (and the Company, by extension) is not considered to be a manufacturer of medical devices and is, therefore, not subject to the FDA regulations.

      The Company is also subject to the requirements of the Occupational Safety and Health Administration ("OSHA") and believes that it is in material compliance with OSHA. The Company believes that it is in material compliance with all other applicable federal, state and local rules and regulations relating to the conduct of its business.

(7) Insurance

      The Company carries a general liability policy of $1,000,000 with additional coverage of $6,000,000. To date, there have been no liability claims resulting from the use of the Company's services.

(8) Property

      The Company's headquarters, including its executive offices, sterilization facility and radiation processing facility, occupy approximately 103,000 square feet of leased space in a building located at 225 Underhill Boulevard, Syosset, New York. The Company originally entered into its headquarters lease on March 1, 1984. On November 20, 1995, the Company executed a new lease for its headquarters which provides for a term of March 1, 1996 through February 28, 2001 with an annual rent of $456,000 for the first three years and $504,000 for the next two years.

      The Company believes that its facilities and equipment are in good condition and are suitable for its operations as presently conducted and for its foreseeable future operations. The Company currently believes that additional facilities and equipment can be acquired if necessary, although there can be no assurance that additional facilities and equipment will be available upon reasonable or acceptable terms, if at all.

                                LEGAL PROCEEDINGS

      In management's opinion, there are no pending claims or litigation, the adverse determination of which would have a material adverse effect on the financial position or results of operations of the Company.

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDERS' MATTERS

      The Company's Common Stock, $.01 par value per share, has been traded in the over-the-counter market (under the symbol MSTI) since September 26, 1983 and is now quoted on the NASDAQ Bulletin Board. Such quotations reflect interdealer prices, without retail markup, markdown, or commission and may not necessarily represent actual transactions. The approximate number of record holders of the Company's common stock as of March 20, 1998 is 278. No dividends have been paid on Common Shares. The terms of certain of the Company's loan agreements, the Financing Agreement with Rosenthal & Rosenthal, Inc., and the Series B and C Stock prohibit the payment of dividends on Common Stock.

1998                                           High Bid         Low Bid
----                                           --------         -------
First Quarter                                    $1.313          $0.875
Second Quarter(through April 15, 1998)            1.500           1.063

1997
----
Fourth Quarter                                    1.375           0.875
Third Quarter                                     1.688           1.000
Second Quarter                                    1.688           1.000
First Quarter                                     2.625           1.188

1996
----
Fourth Quarter                                    2.625           1.000
Third Quarter                                     1.375           1.375
Second Quarter                                    3.000           0.938
First Quarter                                     1.563           0.938

                        DIRECTORS AND EXECUTIVE OFFICERS

      (a) Identification of Directors

      Set forth below is a list of the Company's Directors, their ages, their term as a Director, their present principal occupation and business associations, the period during which such positions have been held, and, if less than five years, a brief account of their previous positions. This information is as of April 15, 1998 and is based on data furnished by the Directors. All Directors are elected for a term of one year. No arrangements, understandings or family relationships exist among or with any of the Directors, except that the Amendment to the Certificate of Incorporation filed November 28, 1994 gives the holders of the outstanding shares of Series B and Series C Stock the power to elect three directors. Pursuant to this authorization, TFX, which on January 8, 1997, acquired all the outstanding Preferred Stock from the prior holders, nominated Larry C. Buckelew, John J. Sickler and Harold L. Zuber, Jr. to serve as directors. They were elected at the January 8, 1997 meeting of the Board of Directors.

      Larry C. Buckelew, age 44, has been a Director since January 8, 1997. He is and has been since December, 1996 President of TFX Surgical Group, a division of Teleflex, engaged in the manufacture and distribution of medical instruments and services. Prior thereto he was President of LCB Consultants, a consulting firm from February, 1996, Sunrise Medical Inc., a manufacturer of medical devices from June, 1993, and President of Bio Clinic Corp. (Sunrise Division), a manufacturer of medical devices from November, 1986. He is a nominee of TFX, which as the holder of 100% of the outstanding Preferred Stock has the power pursuant to the Corporation's Certificate of Incorporation to elect three directors.

      D. Michael Deignan, age 54, was elected President, Chief Operating Officer and Director of the Company on September 8, 1995 and Chief Executive Officer on December 31, 1995. For approximately two years prior to September, 1995 he was President and Chief Executive Officer of Tonometrics, Inc., a developer of a patented regional tissue oxygenation monitoring system. For approximately eight years prior thereto he held various executive positions with Baxter Healthcare Inc., a manufacturer and distributor of medical supplies and equipment.

      John R. Hoover, age 68, has been a Director since May, 1983. He is retired but was for more than five years the director of the Medical Products Division of W. L. Gore & Associates, Inc., a manufacturer of wire and cabling, teflon products and medical products. He also serves on the Board of Directors of W. L. Gore & Associates, Inc.

      Kennard H. Morganstern, age 73, had been Chairman of the Board, President and Chief Executive Officer since 1982 except for a period of approximately six months in 1991 during which another person served as President. On September 8, 1995, he resigned as President and on December 31, 1995, he resigned as Chief Executive Officer retaining the position of Chairman of the Board. He previously served as Chairman of the Board and President of Radiation Dynamics, Inc., a manufacturer of radiation accelerators.

      John J. Sickler, age 56, has been a Director since January 8, 1997. He is and has been since 1990 the President of TFX, a subsidiary of Teleflex engaged in business development. Teleflex designs, manufacturers and distributes products and services for the automotive, marine, industrial, medical and aerospace markets. He is a nominee of TFX, which as the holder of 100% of the outstanding Preferred Stock has the power pursuant to the Corporation's Certificate of Incorporation to elect three directors.

      Forrest R. Whittaker, age 48, has been a Director since January 17, 1996. He is and has been since January 1, 1996 the President and Chief Executive Officer of Paidos Health Management Services, Inc., a company providing health services. Prior thereto, he was President and Chief Executive Officer of Paidos Healthcare, Inc. from May, 1993 and prior thereto he was President of V. Mueller Division of Baxter International, Inc., engaged in the production and distribution of medical supplies.

      Harold L. Zuber, Jr., age 48, has been a Director since January 8, 1997. He is and has been since 1991 Vice President and Chief Financial Officer of Teleflex Incorporated. Teleflex designs, manufacturers and distributes products and services for the automotive, marine, industrial, medical and aerospace markets. He is a nominee of TFX Equities, which as the holder of 100% of the outstanding Preferred Stock has the power pursuant to the Corporation's Certificate of Incorporation to elect three Directors.

      (b) Identification of Executive Officers

      Set forth below is a list of the Company's executive officers, their ages, their present positions with the Company, the period during which such positions have been held and, if less than five (5) years, a brief account of their previous positions. The information is based on data furnished by the executive officers as of April 15, 1998.

      Kennard H. Morganstern, age 73, had been Chairman of the Board, President and Chief Executive Officer since 1982 except for a period of approximately six months in l991 during which another person served as President. On September 8, 1995, he resigned as President and on December 31, 1995 he resigned as Chief Executive Officer retaining the position of Chairman of the Board. He previously served as Chairman of the Board and President of Radiation Dynamics, Inc., a manufacturer of radiation accelerators.

      D. Michael Deignan, age 54, was elected President and Chief Operating Officer on September 8, 1995. On December 31, 1995 he became Chief Executive Officer. For approximately two years prior thereto he was President and Chief Executive Officer of Tonometrics, Inc., a developer of a patented regional tissue oxygenation monitoring system. For approximately eight years prior thereto he held various executive positions with Baxter Healthcare Inc., a manufacturer and distributor of medical supplies and equipment.

      Michael G. Fogarty, age 64, has been Vice President, Quality Assurance and Regulatory Affairs of the Company since May, 1983. For more than five years prior thereto he was employed as a microbiologist by Becton, Dickinson and Company in their Medical Devices Division. He was Division Manager, Bacteriology and Sterilization, from 1968 to 1980 and was Corporate Manager, Project Coordination and Liaison, from 1980 to January, 1984.

                             EXECUTIVE COMPENSATION

      The following table sets forth the compensation earned by the Corporation's Chief Executive Officer and each of the three other most highly compensated executive officers of the Corporation whose total salary and bonus for 1997 exceeded $100,000 (collectively, the "Named Executive Officers") for services rendered in all capacities to the Corporation for each of the fiscal years ended December 31, 1996 and 1997:

                           Summary Compensation Table
                           --------------------------
                                                            Long Term
                                                           Compensation
                                                           ------------
                          Annual Compensation
                          -------------------
                                              Securities Underlying    All Other
Name & Principal Position   Year    Salary        Bonus   Options    Compensation
-------------------------   ----    ------        -----   -------    ------------
D. Michael Deignan(1)       1997   $159,461          0          0   $3,857.00(2)
  President and Chief       1996   $152,884          0     47,170   $3,700.04(2)
  Executive Officer

Kennard H. Morganstern,     1997   $ 80,703          0          0      325.00(4)
    Ph.D.(3)                1996   $131,308          0          0      915.00
    Chairman of the Board
    of Directors

-----------------------

(1) Mr. Deignan became President and Chief Operating Officer on September 15, 1995. He then became Chief Executive Officer on December 31, 1995.

(2) Includes $2,207 contributed in 1997 and $2,250.04 in 1996 by the Corporation to vested and unvested defined contribution plans for Mr. Deignan's benefit and $1,650 in 1997 and $1,450 in 1996 of term life insurance premiums paid by the Corporation for Mr. Deignan's benefit.

(3) Dr. Morganstern served as the Corporation's President and Chief Executive Officer since 1982. Upon the hiring of Mr. Deignan on September 15, 1995, Dr. Morganstern resigned as President. Dr. Morganstern then resigned to allow Mr. Deignan to become Chief Executive Officer on December 31, 1995. Dr. Morganstern continues to serve the Corporation as Chairman of its Board of Directors.

(4) Includes $325 in 1997 and $915 in 1996 of term life insurance premiums paid by the Corporation for Dr. Morganstern's benefit.

      Option Grants. No stock options or stock appreciation rights were granted during the fiscal year ended December 31, 1997 under the Corporation's 1996 Stock Pan to the Named Executive officers.

                        OPTION GRANTS IN FISCAL YEAR 1996
                        ---------------------------------
                                Individual Grants
                                -----------------

                                                 Percent of
                                                Total Options
                                                  Granted to
                                      Options     Employees     Exercise Price    Expiration
   Name                               Granted     in Year (1)   ($/Share)(2)         Date
   ----                               -------     -----------   ------------         ----
D. Michael Deignan ..............      47,170         20.77%     $1.06            3/21/06
Kennard H. Morganstern,
   Ph.D .........................           0             0          0                  0

----------------

(1) A total of 227,100 options were granted to employees (including the Named Executive Officers) in fiscal 1996 under the Company's 1994 and 1996 Stock Plans.

(2) The exercise price was the fair market value of a share of the Company's Common Stock at the time of grant as determined in accordance with the Company's 1994 and 1996 Stock Plans. The exercise price may be paid in cash or in shares of the Company's Common Stock valued at fair market value on the exercise date.

      Unexercised Option Holdings. The following table sets forth certain information concerning unexercised stock options held as of December 31, 1997 by each of the Named Executive Officers (no options were exercised during fiscal 1996 and 1997 by the Named Executive Officers):

                             Year End Option Values

                                                          Value of Unexercised
                             Number of Securities            In-the-Money
                             Underlying Unexercised           Options at
                              Options at Year-End            Year-End (1)
                              -------------------            ------------

       Name             Exercisable *Unexercisable   Exercisable   Unexercisable
       ----             -----------  -------------   -----------   -------------
D. Michael Deignan         223,585      23,585          $105,085    $  4,481
Kennard H. Morganstern,
  Ph.D                     275,000           0           140,250           0

-------------

(1) Value is based on the difference between the option exercise price and the fair market value of the Corporation's Common Stock on December 31, 1997, multiplied by the number of shares underlying the options.

Employment Contracts and Termination of Employment Arrangements

      In September, 1994, the Company entered into a transition agreement with its then President and Chief Executive Officer, Kennard H. Morganstern. Pursuant to the agreement Dr. Morganstern resigned as President on September 8, 1995 upon the election of D. Michael Deignan as President. Dr. Morganstern resigned as Chief Executive Officer on December 31, 1995 at which time Mr. Deignan became Chief Executive Officer. The agreement provides that for a period of three years commencing September 8, 1995, Dr. Morganstern will continue to serve as Chairman of the Board and, at the option of the new President, make available 50% of his time for consulting purposes. During this period he will receive a base annual compensation of 50% of his former compensation, or $75,000, together with normal benefits provided to other officers of the Company.

      Mr. Deignan does not have a long-term employment agreement with the Company. His employment may be terminated by the Company at any time. The Company's policy is to make a severance payment of nine months' base salary and benefits to Messrs. Deignan and Fogarty if their employment is terminated by the Company.

                      THE 1994 AND 1996 STOCK OPTION PLANS

      On September 29, 1994, the Board of Directors approved the Medical Sterilization, Inc. 1994 Stock Option Plan (the "1994 Plan) and authorized the issuance or up to 1,000,000 shares upon the exercise of options granted under the Plan. The 1983 Stock Option Plan, which authorized the issuance of up to 800,000 shares upon the exercise of options, expired by its terms on May 11, 1993. On July 20, 1995, the shareholders approved the 1994 Stock Option Plan. On March 31, 1996 the Board of Directors approved the 1996 Stock Plan (the "1996 Plan") and the authorization of 500,000 shares to be issued on exercise of options granted under the 1996 Plan. This Plan succeeded the 1994 Stock Option Plan which had no shares remaining available for option grants. The 1996 Stock Option Plan was approved by shareholders on May 30, 1996.

                              GRANTS UNDER THE PLAN

      Incentive Stock Options ("ISO") may be granted by the Compensation Committee of the Board of Directors to officers and employees of the Company. An ISO granted under the Plan may be exercisable immediately or in installments following a period of two years after grant but must expire within ten years from the date it is granted (five years in the case of such options granted to holders of more than 10% of the Company's voting stock). Except in certain circumstances an ISO may only be exercised so long as the employee continues to be employed by the Company. The exercise price of such option must be at least equal to the fair market value of the Company's Common Stock on the date such option was granted (110% in the case of 10% shareholders) and must be paid in cash or in stock of the Company valued at its then fair market value. An employee may not receive ISOs to purchase stock having a maximum fair market value in excess of $100,000 in any calendar year, with certain exceptions. The options are non-transferable except by will or by the laws of descent and distribution. The options terminate three months after the optionee's relationship with the Company is terminated except if termination is by reason of total disability or death. In the event of disability, under the 1994 Plan an option must be exercised within one year after disability. Under the 1996 Plan exercise must be before the earlier of the specified expiration date or 180 days. In the event of death, both Plans require the exercise to be before the earlier of the expiration date or 180 days after death.

      In addition, the Compensation Committee may issue Non-Statutory Stock Options under the Plan. The exercise price of these stock options is not limited and may be below fair market value but cannot be less than the minimum legal consideration required under the law of the State of New York. These options may be granted to directors, officers, consultants and key employees of the Company.

      The exercise of a Non-Statutory Stock Option would result in ordinary income for the grantee and a deduction for the Company measured by the difference between the option price and the fair market value of the shares received at the time of exercise. Income tax withholding would be required.

      The exercise of an ISO would not result in income for the grantee if the grantee (i) does not dispose of the shares within two years after the date of grant or one year after the transfer of shares upon exercise and (ii) is an employee of the Company from the date of grant until three months before the exercise date. If those requirements are met, the basis of the shares upon later disposition would be the option price. Any gain will be taxed to the employee as long-term capital gain and the Company would not be entitled to a deduction. The excess of the market value on the exercise date over the option price is an item of tax preference, potentially subject to the alternative minimum tax.

      If the grantee disposes of the shares prior to the expiration of either of the holding periods, the grantee would recognize ordinary income and the Company would be entitled to a deduction equal to the lesser of the fair market value of the shares on the exercise date minus the option price or the amount realized on disposition minus the option price. Any gain in excess of the ordinary income portion would be taxable as longterm or shortterm capital gain.

      As of April 15, 1998, there were Non-Statutory Options to purchase 692,500 shares of stock at prices ranging from $.74 to $9.00 and Incentive Stock Options to purchase 157,500 shares at $.74 per share, 75,000 shares at $.75 per share, and 134,670 shares at $1.06 per share and 118,500 shares at $1.28 per share.

Compensation of Directors

      On May 22, 1997, the Board of Directors approved the grant of a Non-Statutory Stock Option to purchase 15,000 shares of common stock of the Company at the price of $1.50 per share to each of John R. Hoover and Forrest R. Whittaker, the two outside directors. Each option became exercisable on December 31, 1997. The grant replaces the participation fee of $500.00 per meeting paid to the directors prior to May 22,1997. All directors are reimbursed for expenses in connection with attending Board and Committee meetings.

      On January 17, 1996, the Company granted Mr. Whittaker a warrant to purchase 25,000 shares of Common Stock at $2.00 per share, which is now exercisable in full. Grants of options to Directors are set forth under Option Grants, supra.

      The Company has purchased directors' and officers' liability insurance from National Union Fire Insurance Corporation of Pittsburgh, PA covering all of the Company's directors and officers. The aggregate premium for this insurance policy in 1997 was $26,000.

                 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                                 AND MANAGEMENT

      The following table sets forth as of April 15, 1998 certain information regarding the ownership of the Company's voting securities by (i) each person who, to the knowledge of the Company, beneficially owned more than 5% of the Company's voting securities outstanding at such date, (ii) each director (or nominee for director) of the Company, (iii) each Named Executive Officer (as defined supra under "Executive Compensation") and (iv) all directors (and nominees for director) and executive officers as a group:

                               Amount and Nature of        Percent of Total

     Name and Address (1)      Beneficial Ownership (2)   Voting Securities (3)
     --------------------      ------------------------   ---------------------

John W. Sickler (4) .................... 2,783,125           47.95%
    c/o TFX Equities Incorporated
    1787 Sentry Parkway West
    Building 16, Suite 220
    Blue Bell, PA 19422

Kennard H. Morganstern (5)...............  589,400           10.16%
    c/o Medical Sterilization, Inc.
    225 Underhill Boulevard
    Syosset, NY 11791

Dr. William C. Cartinhour, Jr. Trust (6).  364,900            6.29%
    c/o Carol Haynes
    First Potomac Investment Services
    125 Rowell Court
    Falls Church, VA 22046

D. Michael Deignan (7) ..................  294,178            5.07%

   c/o Medical Sterilization, Inc.
   225 Underhill Boulevard
   Syosset, NY 11791

Larry C. Buckelew                             --               --

John R. Hoover (8) ......................   75,200            1.30%

Forrest R. Whittaker (9) ................   40,000            0.69%

Harold L. Zuber, Jr .....................     --               --

Michael S. Fogarty (10) .................   75,000            1.29%

All officers and directors as a
  group (8 persons) (11) ................3,850,111           66.34%

----------------

1) Pursuant to rules of the Securities and Exchange Commission ("SEC"), addresses are provided only for 5% beneficial owners.

(2) Except as otherwise noted in the footnotes to this table, each person or entity named in the table has sole voting and investment power with respect to all shares shown as owned, based on information provided to the Company by the persons and entities named in the table.

(3) Total Voting Securities includes 3,170,496 shares of Common Stock, 687,500 shares of Series B Stock and 1,945,625 shares of Series C Stock, outstanding as of April 15, 1998. As of that date, each outstanding share of Preferred Stock was convertible into one share of Common Stock. Pursuant to SEC rules, all outstanding options and warrants which are exercisable within 60 days of April 15, 1998 ("Presently Exercisable Securities") held by the relevant person or entity are included as outstanding Total Voting Securities for purposes of determining that person's or entity's Percent of Total Voting Securities, but are not included for purposes of determining any other person's or entity's Percent of Total Voting Securities.

(4) Consists of (i) 687,500 shares of Series B Stock and 1,945,625 shares of Series C Stock and 150,000 shares of Common Stock held by TFX. Mr. Sickler is President of TFX and has voting and investment power over the shares held by TFX. Mr. Sickler disclaims beneficial ownership of the shares held by TFX, except to the extent of his pecuniary interests therein.

(5) Consists of 17,000 shares of Common stock jointly held with Mrs. Rosalie M. Morganstern over which Dr. Morganstern has shared voting and investment power, 297,400 shares of Common Stock owned by Dr. Morganstern and 275,000 Presently Exercisable Securities.

(6) Consists of 364,900 shares of Common Stock held by the Dr. William C. Cartinhour, Jr. Trust (the "Trust") of which Dr. Cartinhour is the beneficiary and Ms. Marie C. Woods is the sole trustee. Ms. Woods disclaims beneficial ownership of all shares held by the Trust.

(7) Consists of 58,800 shares of Common Stock owned and 235,378 Presently Exercisable Securities.

(8) Consists of 20,000 shares owned by Mr. Hoover 200 shares of Common Stock owned by Mrs. Beverly Hoover, as to which Mr. Hoover disclaims beneficial ownership, and 55,000 Presently Exercisable Securities.

(9) Consists of 40,000 Presently Exercisable Securities.

(10) Consists of 75,000 Presently Exercisable Securities.

(11) Consists of 543,400 shares of Common Stock, 687,500 shares of Series B Stock, 1,945,625 shares of Series C Stock and 680,378 presently Exercisable Securities. See notes 4, 5, 7, 8, 9 and 10.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      Mr. Cohen, the Secretary of the Company and a Director in 1996, is a partner of Murtagh, Cohen & Byrne, which provided legal services to the Company in part of 1996 and in 1997. In the 1997 fiscal year, the fees were approximately $79,000. In 1996, when a new law firm was retained by the Company, the fees paid to Murtagh, Cohen & Byrne were $20,500.

      In 1996 the Company made a payment of $33,622 and in 1997 paid $66,638 on a note held by Dr. Morganstern. The note bears interest at the rate of 1% per annum over the prime rate. Dr. Morganstern is Chairman of the Company's Board of Directors. In addition, in 1997 the Corporation made a payment of the balance of $33,334 due on a $50,000 note held by Harvey Cohen.

      On January 8, 1997, TFX acquired 687,500 shares of Series B Stock and 1,945,625 shares of Series C Stock from several of the Oxford Funds and from the Dr. William Cartinhour, Jr. Trust. After the closing of this transaction, Kenneth W. Rind, William R. Lonergan and Harvey Cohen resigned as Directors and Messrs. John J. Sickler, Larry C.

Buckelew and Harold L. Zuber, Jr. were elected as Directors. All three of the new Directors are officers of Teleflex or affiliated companies.

      Prior to this transaction the Company was indebted in the sum of $517,961 to Pilling Weck, part of TFX Surgical Group, a company with which it had a Joint Marketing Agreement. Mr. Buckelew is President of TFX Surgical Group. On January 30, 1997, $300,000 of the debt was converted into 150,000 shares of the Company's Common Stock at $2.00 per share which were issued to TFX. After such conversion, TFX held 2,783,125 shares of voting stock, or 47.95% of the outstanding voting stock. Mr. Sickler is President of TFX.

      In January, 1997, the Company entered into a loan agreement with TFX. The principal amount of the loan was $500,000, bears interest at the rate of prime plus 1% and is due and payable on May 8, 1998. The balance of the loan on April 15, 1998 was $250,000.

      As of May 16, 1997 the Company entered into a joint venture agreement with TFX, a wholly owned subsidiary of Teleflex to form SSI Surgical Services, Inc. ("SSI") which would provide offsite and onsite processing and sterilization services for health care providers in all of North America except the Northeast corridor. MSI has a 37.5% interest in SSI and TFX has a 62.5% interest in SSI. Furthermore, TFX acquired 100 shares of Preferred Stock for the sum of $5,000,000.

                              PLAN OF DISTRIBUTION

      It is anticipated that the Selling Shareholders will individually offer the securities presently owned by them in the manner set forth on the cover page of this Prospectus, from time to time in the over-the-counter market at prices prevailing at the time of sale, or in private transactions at negotiated prices. In addition, Shares to be issued on the exercise of warrants or options or the conversion of the Series B and C Stock may also be offered for resale by the Selling Shareholders in the same manner. The cost of such sales is to be borne by the Selling Shareholder. The costs of registering the Shares under the Securities Act are to be borne by the Company. The Company will not receive any proceeds from the sale of such Shares.

                            DESCRIPTION OF SECURITIES

                                  COMMON STOCK

      The Company is authorized to issue 10,000,000 shares of Common Stock, par value of $0.01 per share. As of April 1, 1998 there were 3,170,496 shares outstanding. Shareholders have no preemptive rights. The outstanding shares of the Common Stock are and the Shares offered hereby by the Selling Shareholders will, when issued, be fully paid and nonassessable.

Voting rights, Non-Cumulative Voting

      Holders of shares of Common Stock of the Company are entitled to cast one vote for each share held at all shareholders' meetings for all purposes, including the election of directors. The Common Stock does not have cumulative voting rights which means that the holders of more than 50% of the Common Stock can elect 100% of the directors of the Company if they choose to do so subject to the rights of the Preferred shareholders, as hereinafter set forth. The Bylaws of the Company require that only a majority of the issued and outstanding shares of the Company be represented to constitute a quorum and to transact business at a shareholders' meeting. The Series B and C Shareholders shall vote together with the common shareholders with each Preferred Shareholder having the number of votes per share as shall equal the number of shares of Common Stock into which the Preferred Stock is then converted. The officers and directors of the Company and TFX own approximately 66.34% of the outstanding shares of Common Stock assuming exercise of all options, warrants and conversion of all Preferred Stock. As a practical matter, such group could be in a position to elect all of the directors of the Company and control its policies. Furthermore, the Series B and C Shareholders have the right to elect three directors of the seven authorized pursuant to the Amended Certificate of Incorporation filed in November, 1994 and the consent of the prior holders of the Preferred Shares executed September 8, 1995.

Dividends

      The Company has not paid any dividends on the Common Stock and anticipates that for the foreseeable future any earnings will be retained for use in its business. Certain of the Company's loan agreements and the terms of the Series B and C Stock prohibit the payment of dividends on the Common Stock. See also Paragraph 4D in "PREFERRED STOCK" on page 46 infra regarding dividends on Common Stock.

Liquidation Rights

      In the event of any distribution of capital assets, whether voluntary or involuntary, after creditors have been paid in full and any distribution to holders of the Preferred Stock, the common shareholders are entitled to share equally. Upon liquidation or dissolution, each outstanding share of Common Stock will be entitled to share equally in the assets of the Company legally available for distribution to shareholders after the payment of all debts and other liabilities and the payment of $2.00 per share plus an amount equal to all Accruing Dividends unpaid to the holders of the Series B Stock and the payment of $1.00 per share to the holders of the Series C Stock. See Paragraph 3 in "PREFERRED STOCK" on page 46.

Transfer Agent

      The transfer agent for the Common Stock of the Company is American Stock Transfer & Trust Company, 99 Wall Street, New York, New York 10005. The transfer agent for the Series B and Series C Stock is Harvey Cohen, Esq., 1100 Franklin Avenue, Suite 303, Garden City, New York 11530.

                                    WARRANTS

      The Company has outstanding warrants to purchase an aggregate of 355,000 shares of Common Stock. The number of shares has, and the exercise prices have, been adjusted by reason of the anti-dilution provisions of the warrant agreements and agreement with some of the warrant holders. At this time all warrants are exercisable at $2.00 per share. The shares of stock being registered hereunder include the shares underlying the outstanding warrants.

      (1) In July, 1990, as consideration for the five year $700,000 term loan and extension and increase to the revolving line of credit made to the Company, warrants to purchase an aggregate of 100,000 shares of the Company's Common Stock at $3.00 per share, exercisable through July 20, 1995, were issued to Apple Bank for Savings. In September, 1994, the exercise date of the warrants was extended to July 20, 1998 and the exercise price was reduced to $2.00 per share.

      (2) On September 29, 1994, warrants to purchase 40,000 shares of Common Stock at $2.00 per share were issued to each of John R. Hoover, a Director, and Harvey Cohen, then a Director of the Company, in connection with services rendered in the settlement of the Shamrock judgment.

      (3) On November 29, 1994, in connection with an agreement with Rosenthal & Rosenthal, Inc. ("R&R") calling for a revolving secured line of credit of $2,000,000, MSI issued warrants to R&R to purchase 50,000 shares of Common Stock at $2.00 per share.

      (4) On November 29, 1994, as part of the settlement of the judgment of approximately $3,752,000, including interest, held by Shamrock, MSI issued warrants to Shamrock to purchase 75,000 shares of Common Stock at $2.00 per share.

      (5) On February 8, 1995, MSI issued to William R. Lonergan, a newly elected director, warrants to purchase 25,000 shares of Common Stock at $2.00 per share.

      (6) On January 17, 1996 MSI issued to Forrest R. Whittaker, a newly elected Director, warrants to purchase 25,000 of Common Stock at $2.00 per share.

      The warrant holders have advised the Company that stock received by them upon the exercise of their warrants may be sold from time to time in the over-the-counter market at prices prevailing at the time of sale, or in private transactions at negotiated prices; that they have not entered into any arrangements with any underwriters with respect to the sale of any of the Shares; and that any commissions or discounts given or other expenses of sale will be those customary in the type of transaction involved and will be paid by the selling warrant holders. The Company will receive approximately $710,000 if all the warrants are exercised. Although, in view of the fact that the warrant prices are in excess of current market prices for the Company's stock, it is unlikely that any warrants will be exercised unless market prices improve significantly. The warrant holders and brokers and dealers through whom such Shares are sold may be deemed "underwriters" within the meaning of the Securities Act of

1933, as amended, with respect to sales, and any profits realized or commissions received may be deemed underwriting commissions.

      Unless otherwise noted, none of the warrant holders has any relationship to the Company other than as a holder of its securities.

                                 PREFERRED STOCK

      In December, 1989, the Company issued 333,334 shares of Series A Stock in exchange for a convertible demand note issued in January, 1989. In December, 1989, the Company issued 333,333 shares of Series A Stock for $1,000,000 collected in January, 1990. In December, 1989, debt aggregating $500,000 was converted into 166,667 shares of Series A Stock. In November, 1994, the Company restructured its Series A Stock (as of June 30, 1994 values) which was due to be redeemed on December 31, 1994. Of the 800,000 shares of existing Series A Stock, 750,000 shares plus accrued dividends of $1,071,094 were exchanged for two new series of Convertible Preferred Stock. The remaining 200,000 authorized shares of Series A Stock were cancelled. $1,375,000 of the original principal amount of $2,400,000 was exchanged for $1,375,000 of Series B Stock, as a result of a further exchange. This Series B Stock is now convertible at the option of the holder into 687,500 shares of Common Stock or cash, at $2.00 per share maturing December 30, 1999. Dividends accrue on this Series B Stock at the rate of 8% per year. These dividends may be paid in cash or accrued at the option of the Company. If not paid, they will be added to the face amount of the Series B Stock at the price of $2.00 per share at the time of conversion. $1,945,625 of the Series A Stock and accrued dividends were exchanged for what is now 1,945,625 shares of Series C Stock. The Series C Stock is automatically convertible at $1.00 per share into 1,945,625 shares of Common Stock on December 30, 2004, or earlier at the option of the holder. There are no dividends payable or accrued on the Series C Stock. At December 31, 1994, the balance due on the 50,000 outstanding shares of Series A Stock and accrued dividends aggregating $225,000 were converted into a one (1) year term loan with monthly principal and interest payments. The loan bore interest at the rate of prime plus 3 1/2%. The loan has been paid in full.

      The Series B and Series C Stock have the following rights and privileges:

      1. Voting.

      (A) General. The Series B and Series C Stock shall vote together with all other classes of stock of the Company on all actions taken by shareholders of the Company. Each holder of Series B and Series C Stock shall have such number of votes per share as shall equal the number of shares of Common Stock into which each share of Series B and Series C Stock is then convertible.

      (B) Board Seats. The holders of the Series B and Series C Stock shall be entitled, voting together as a single series, to elect three directors of the Company. In the event the Company shall fail to redeem all of the shares of Series B Stock as required, the holders of the Series B Stock voting as a separate series shall be entitled to elect a majority of the directors.

            (C) Board Size. The maximum number of directors shall not exceed seven.

      2. Dividends. (i) The holders of the Series B Stock shall be entitled to receive out of funds legally available therefor, when and if declared by the Board of Directors, quarterly dividends at the rate per annum of Eight (8%) percent per share. The dividends may be paid in cash or accrued at the option of the Company. If not paid in cash, the dividends shall accrue (the "Accruing Dividend") whether or not earned or declared, and shall be cumulative and shall be added to the face amount of the Series B Stock at the rate of $2.00 per share at the time of conversion of the Series B Stock. (ii) There are no dividends payable or accrued on the Series C Stock.

      3. Liquidation. Upon any liquidation, dissolution or winding up of the Company, the holders of the Series B Stock shall first be entitled to be paid an amount equal to $2.00 per share plus an amount equal to all Accruing Dividends unpaid thereon, and the holders of the Series C Stock shall first be entitled to be paid an amount equal to $1.00 per share.

      4. Restrictions. So long as the Series B and Series C Stock is outstanding, the Company shall not without approval of two-thirds of the outstanding Series B and Series C Stock

            (A) Create or increase the authorized amount of any additional class of stock unless same ranks junior to the Series B and Series C Stock as to distribution of assets on liquidation or increase the authorized amount of the Series B and Series C Stock.

            (B) Consent to liquidation, dissolution or winding up of the Company or consolidate or merge into or with any entity or sell all or substantially all of its assets.

            (C) Amend its Restated Certificate of Incorporation in a manner adversely affecting holders of the Series B and Series C Stock.

            (D) Purchase or pay any dividend or make any distribution on any shares of stock other than the Series B Stock except dividends in the form of additional shares of Common Stock.

            (E) Redeem or acquire any shares of Series B Stock except as provided hereinafter or pursuant to a purchase offer made pro rata to all holders of Series B Stock.

      5. Conversions. The holder of the Series B and Series C Stock shall have the following conversion rights:

            (A) Right to Convert Series B Stock. At any time prior to December 30, 1999, at the holder's option into such number of shares of Common Stock as is obtained by multiplying the number of shares of Series B Stock by $2.00 and dividing the result by the conversion price of $2.00 per share as adjusted pursuant to the anti-dilution provisions.

            (B) Right to Convert Series C Stock. At any time prior to December 30, 2004, at the holder's option, into such number of shares of Common Stock as is obtained by multiplying the number of shares of Series C Stock by $1.00 and dividing the result by the conversion price of $1.00 per share as adjusted pursuant to the anti-dilution provisions.

            (C) Mandatory Conversions.

                  (i) In the event that at any time during the period ending October 31, 1999, the fair market price of the Company's Common Stock as quoted on NASDAQ, attains a price of Three ($3.00) Dollars per share and maintains such price for at least ninety (90) days, all outstanding shares of Series C Stock shall be automatically converted into shares of Common Stock of the Company on such ninetieth day.

                  (ii) In the event that at any time during the period ending October 31, 1999, the fair market price of the Company's Common Stock as quoted on NASDAQ, attains a price of Six ($6.00) Dollars per share and maintains such price for at least ninety (90) days, all outstanding shares of Series B Stock shall be automatically converted into shares of Common Stock of the Company on such ninetieth day.

                  (iii) In the event that the holder of any share or shares of Series C Stock shall not have converted such share or shares prior to December 30, 2004, such share or shares shall be automatically converted into shares of Common Stock of the Company on December 30, 2004.

         6. Adjustment of Conversion Price. The conversion price shall be adjusted pursuant to usual antidilution provisions. Whenever the Company shall issue or sell or be deemed to have issued or sold any Common Stock for a consideration per share less than the conversion price of the Series B and Series C Stock in effect prior to such issuance or sale, the conversion price shall be reduced to the price at which the Company issued or sold such stock.

      7. Redemption.

            (A) Mandatory. On December 30, 1999, the Company shall redeem all shares of Series B Stock.

                  (i) Redemption Price. The redemption price shall be $2.00 per share plus an amount equal to all unpaid Accruing Dividends.

      8. Amendments. The terms of the Series B and/or Series C Stock may not be modified without the votes of two-thirds of the holders of the Series B and/or Series C Stock.

      9. Registration Rights. Pursuant to the Registration Rights Agreement, the Company has agreed to include the Common Stock issuable on conversion of the Series B and Series C Stock in any registration of its securities.

      The holders of Series B and Series C Stock have advised the Company that stock received by them upon the conversion of the Series B and Series C Stock may be sold from time to time in the over-the-counter market at prices prevailing at the time of sale, or in private transactions at negotiated prices, that they have not entered into any arrangements with any underwriters with respect to the sale of any of the Shares and that any commissions or discounts given or other expenses of sale will be those customary in the type of transaction involved and will be paid by the Selling Shareholders. The Company will not receive any of the proceeds of sale. The holders and brokers and dealers through whom such Shares are sold may be deemed "underwriters" within the meaning of the Securities Act of 1933, as amended, with respect to sales, and any profits realized or commissions received may be deemed underwriting commissions.

                              SELLING SHAREHOLDERS

      The Selling Shareholders are shareholders of the Company who have acquired Shares, which are not registered, either upon the exercise of options and warrants, conversion of Series A Stock or upon purchase of said Shares on a private placement by the Company. The Selling Shareholders also include those persons who may acquire Shares upon the exercise of options or warrants or the conversion of Series B and C Stock. If the Selling Shareholders sell the Shares held by them or to be received by them, it will be deemed a secondary offering by such shareholders.

      In connection with the proposed sale by the Selling Shareholders of the Shares, the Company has agreed to keep the Registration Statement, of which this Prospectus is a part, effective with respect to such Shares until nine months after the date of this Prospectus. The Selling Shareholders have advised the Company that they have no present intention of selling their Shares but that their Shares may be sold from time to time in the over-the-counter market at prices prevailing at the time of sale, or in private transactions at negotiated prices, that they have not entered into any arrangements with any underwriters with respect to the sale of any of the Shares and that any commissions or discounts given or other expenses of sale will be those customary in the type of transaction involved and will be paid by the Selling Shareholders. The Selling Shareholders and brokers and dealers through whom such Shares are sold may be deemed "underwriters" within the meaning of the Securities Act of 1933, as amended, with respect to sales, and any profits realized or commissions received may be deemed underwriting commissions.
      Unless otherwise noted, none of the Selling Shareholders has any relationship to the Company other than as a holder or its securities.

                                                          SELLING SHAREHOLDERS
                                AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP AS OF APRIL 15, 1998 BEFORE THE
                              OFFERING OF UNREGISTERED SHARES PREVIOUSLY ACQUIRED ON PRIVATE PLACEMENTS OR
                            SHARES TO BE ACQUIRED BY THE SELLING SHAREHOLDERS AS A RESULT OF THE EXERCISE OF
                                         WARRANTS AND OPTIONS OR CONVERSION OF PREFERRED STOCK
                                                                                                          Amount of
                                                   Warrants       Options      SeriesB      Series C      Beneficial
                                                      to            to       Convertible   Convertible     Ownership
                                                   Purchase      Purchase     Preferred     Preferred       before
                                      Shares        Shares        Shares        Stock         Stock        Offering
                                   ------------  ------------  ------------  ------------  ------------  ------------
Apple Bank for Savings                       --       100,000            --            --            --       100,000

Cartinhour, William C., Jr. Trust       300,000            --            --                                   300,000
Cohen, Harvey                            16,667        40,000                          --            --        56,667
   Secretary of the Company

Deignan, Michael D                                                  200,000            --            --       200,000
   President of the Company

Fogarty, Michael G                           --            --        75,000            --            --        75,000
   Vice President of the Company

Hanrahan, Joseph                             --            --         3,000            --            --         3,000
Healy, Thomas                                --            --         2,500            --            --         2,500
Hoover, John R                           15,000        40,000            --            --            --        55,000
  Director of the Company

Iannucci, Alfonso                            --            --        25,000            --            --        25,000

Janes, William                               --            --         1,500            --            --         1,500
                                    Percent of                                 Percent of
                                      Common                      Amount of      Stock
                                      Stock                      Beneficial      to be
                                      Owned         Amount       Ownership       Owned
                                      before         being         after         after
                                     Offering*      Offered       Offering      Offering*
                                   ------------   ------------  ------------  ------------

Apple Bank for Savings                  1.72%          100,000             0             0


Cartinhour, William C., Jr. Trust       5.17%          300,000             0             0
Cohen, Harvey                           0.98%           56,667             0             0
   Secretary of the Company


Deignan, Michael D                      3.45%          200,000             0             0
   President of the Company


Fogarty, Michael G                      1.29%           75,000             0             0
   Vice President of the Company


Hanrahan, Joseph                          --             3,000             0             0
Healy, Thomas                             --             2,500             0             0
Hoover, John R                          0.95%           55,000             0             0
  Director of the Company


Iannucci, Alfonso                       0.43%           25,000             0             0


James, William                            --             1,500             0             0

                                                                                                Percent of
                                                                                     Amount of    Common               Amount of
                                      Warrants   Options    Series B     Series C   Beneficial    Stock                Beneficial
                                         to        to     Convertible  Convertible   Ownership    Owned       Amount   Ownership
                                      Purchase  Purchase   Preferred    Preferred     before      before      being      after
                              Shares   Shares    Shares      Stock        Stock      Offering    Offering*   Offered    Offering
                              ------   ------    ------      -----        -----      --------    ---------   -------    --------
Lonergan, William R.            --     25,000      --          --           --         25,000      0.43%       25,000      0

Morganstern, David B.           --       --      20,000        --           --         20,000      0.34%       20,000      0
Morganstern, Kennard H.       50,000     --     275,000        --           --        325,000      5.60%      325,000      0
 Chairman of the Board

Nyman, Steven M.                         --      60,000        --           --         60,000      1.03%       60,000      0

Repman, Calvin                  --       --       3,000        --           --          3,000       --          3,000      0
Rosenthal & Rosenthal, Inc.     --     50,000      --          --           --         50,000      0.86%       50,000      0
Rossi, Paul V.                                  100,000        --           --        100,000      1.72%      100,000      0

Sengstock, Retta                --       --      25,000        --           --         25,000      0.43%       25,000      0
Shamrock Technologies, Inc.   25,000   75,000      --          --           --        100,000      1.72%      100,000      0
Sharpe, John M., Jr.            --       --      10,000        --           --         10,000      0.17%       10,000      0
Simms, Mildred                  --       --       5,000        --           --          5,000      0.09%        5,000      0

TFX Equities Incorporated    150,000                        687,500    1,945,625    2,783,125     47.95%    2,783,125      0

Whittaker, Forrest R.                  25,000                  --           --         25,000      0.43%       25,000      0
 Director of the Company

 TOTAL                       556,667  355,000   805,000     687,500    1,945,625    4,349,792       --      4,349,792

                             Percent of
                              Common
                               Stock
                               to be
                               Owned
                                after
                              Offering
                              --------
Lonergan, William R.             0

Morganstern, David B.            0
Morganstern, Kennard H.          0
 Chairman of the Board

Nyman, Steven M.                 0

Repman, Calvin                   0
Rosenthal & Rosenthal, Inc.      0
Rossi, Paul V.                   0

Sengstock, Retta                 0
Shamrock Technologies, Inc.      0
Sharpe, John M., Jr.             0
Simms, Mildred                   0

TFX Equities Incorporated        0

Whittaker, Forrest R.            0
 Director of the Company

 TOTAL

* Any securities which are not outstanding but could be outstanding on the exercise of stock options or warrants or conversion of Series B or C Stock by a person have been deemed outstanding for purposes of computing the amount of beneficial ownership and the percentage of outstanding securities owned by such person.

                                 INDEMNIFICATION

      Section 726 of the Business Corporation Law of the State of New York grants each corporation organized thereunder, such as the Company, the power to indemnify its directors and officers against liabilities for certain of their acts. Article XII of the Company's By-laws provides for indemnification of officers and directors of the Company to the extent permitted by Section 726 and establishes certain procedures to comply therewith.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company, pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING
                            AND FINANCIAL DISCLOSURE

      On October 1, 1997, the Company's accountants, Coopers & Lybrand L.L.P. advised the Company that the client-auditor relationship had ceased due to their resignation. On October 27, 1997, the Company engaged Price Waterhouse LLP as its independent accountants for the year ended December 31, 1997. There were no disagreements with either Coopers & Lybrand L.L.P. or Price Waterhouse LLP on any matter of accounting principles or practices or financial statement disclosure required to be reported under this Item. Reports on Form 8-KSB dated October 1, 1997 and October 26, 1997 were filed by the Company.

                                 LEGAL OPINIONS

      The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Messrs. Murtagh, Cohen & Byrne, 1100 Franklin Avenue, Garden City, New York 11530. Certain of the members of Murtagh, Cohen & Byrne own beneficially in the aggregate 48,057 shares of Common Stock, 40,000 shares issuable upon exercise of warrants and 40,000 shares issuable upon exercise of options.

                             ADDITIONAL INFORMATION

      The Company has filed with the Washington D.C. office of the Securities and Exchange Commission a Post Effective Amendment No. 1 to the Registration Statement on Form SB2 with respect to the securities offered by this Prospectus. This Prospectus omits certain information contained in the Post Effective Amendment No. 1, as permitted by the Rules and Regulations of the Securities and Exchange Commission. For further information, reference is made to the Post Effective Amendment No. 1, which may be examined without charge at the Washington, D.C. office of the Commission and copies of all or any part thereof may be obtained from the Commission's principal facility in Washington, D.C. upon payment of the Commission's charge for copying. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not complete and where such contract or other document is an exhibit to the Post Effective Amendment No. 1, each such statement is deemed to be qualified and amplified in all respects by the provisions of the exhibit.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Indemnification of Directors and Officers

      Section 726 of the Business Corporation Law of the State of New York grants each corporation organized thereunder, such as the Company, the power to indemnify its directors and officers against liabilities for certain of their acts. Article XII of the Company's Bylaws provides for indemnification of officers and directors of the Company, to the extent permitted by Section 726 and establishes certain procedures to comply therewith.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the registrant's bylaws or the law of the State of New York, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Other Expenses of Insurance and Distribution

      The estimated expenses of the registrant in connection with the registration of the Common Stock registered hereby are as follows:

           Legal Fees and Expenses                              $ 6,000
           Accounting Fees and Expenses                           1,000
           Blue Sky Fees and Expenses                             1,000
           Cost of Copying                                        1,000
           Miscellaneous                                          1,000
                                                                -------
                                          Total                 $10,000

Recent Sales of Unregistered Securities

A. Common Stock

      (1) On November 29, 1994, as part of a settlement with Shamrock, the Company issued 25,000 shares of Common Stock to Shamrock.

      (2) On July 25, 1996, 2 consultants to the Company exercised options to purchase 25,000 shares of Common Stock at $.10 per share.

      (3) On December 15, 1996, one of the consultants exercised an option to purchase 15,000 shares of Common Stock at $.10 per share.

      (4) On January 30, 1997, the Company issued 150,000 shares of Common Stock to TFX in satisfaction of a debt of $300,000 owed to Pilling Weck.

B. Options

      On September 29, 1994, the Board of Directors approved the 1994 Stock Option Plan authorizing the issuance of up to 1,000,000 shares upon the exercise of options granted under the Plan. The shareholders approved the 1994 Stock Option Plan on July 20, 1995. On May 20, 1996, the shareholders approved the 1996 Stock Option Plan authorizing the issuance of an additional 500,000 shares upon the exercise of options granted under the 1996 Stock Option Plan.

      The following options were granted on the dates set forth and are outstanding:

  Date                              Position at                   Option
of Grant        Name              Time of  Grant  Type  # Shares   Price    Exercisable
--------        ----              --------------  ----  --------   -----    -----------
9/29/94   Michael G. Fogarty      Vice President  NSSO    75,000     .74  9/29/94-9/29/04
8/27/86   Thomas Healy            Consultant      NSSO     2,500    9.00  5/24/88-5/24/98
9/29/94   Kennard H. Morganstern  President       ISO     75,000     .74  9/29/94-9/29/04
9/29/94   Kennard H. Morganstern  President       NSSO   200,000     .74  9/29/94-9/29/04
9/29/94   Calvin Repman           Supervisor      ISO      3,000     .74  9/29/94-9/29/04
9/29/94   Alfonso Iannucci        Manager         ISO     25,000     .74  9/29/94-9/29/04
9/29/94   Retta Sengstock         Manager         ISO     25,000     .74  9/29/94-9/29/04
9/29/94   Mildred Simms           Supervisor      ISO      5,000     .74  9/29/94-9/29/04
9/29/94   David B. Morganstern    Manager         ISO     20,000     .74  9/29/94-9/29/04
9/29/94   Joseph Hanrahan         Supervisor      ISO      3,000     .74  9/29/94-9/29/04
9/29/94   William Janes           Supervisor      ISO      1,500     .74  9/29/94-9/29/04
9/29/94   John M. Sharpe, Jr.     Consultant      NSSO    10,000     .74  9/29/94-9/29/04
9/29/94   Paul V. Rossi           Treasurer       NSSO    75,000     .74  9/29/94-9/29/04
7/20/95   Steven N. Nyman         Vice President  NSSO    60,000     .74  7/20/95-7/20/05
9/11/95   D. Michael Deignan      President       NSSO    75,000     .74  9/11/95-9/11/05
9/11/95   D. Michael Deignan      President       ISO     75,000     .75  9/11/95-9/11/05
11/15/95  D. Michael Deignan      President       NSSO    50,000     .74  9/11/95-9/11/05
11/15/95  Paul V. Rossi           Treasurer       NSSO    25,000     .74  9/11/95-9/11/05
1/17/96   Harvey Cohen            Secretary       NSSO    40,000     .74  1/17/96-1/17/06
3/21/96   David Morganstern       Manager         ISO     25,000    1.06  25% after 3/21/96, 25% yearly
                                                                           thereafter until 3/21/00
3/21/96   Retta Sengstock         Manager         ISO     25,000    1.06     "                "
3/21/96   Alfonso Iannucci        Manager         ISO     25,000    1.06     "                "
3/21/96   D. Michael Deignan      President       ISO     47,170    1.06     "                "
3/21/96   Mildred Simms           Supervisor      ISO      5,000    1.06     "                "

  Date                                Position at                          Option
of Grant        Name                 Time of  Grant       Type   # Shares   Price   Exercisable
--------        ----                 --------------       ----   --------   -----   -----------
3/21/96   Karen Dodge                   Manager           ISO      2,500   1.06      "          "
3/21/96   Kathi O'Shaughnessy           Manager           ISO      2,500   1.06      "          "
3/21/96   Calvin Repman                Supervisor         ISO      2,500   1.06      "          "
9/17/96   Steven M. Nyman         Senior Vice President   NSSO    50,000   1.19     9/17/96-9/17/06
5/22/97   John R. Hoover                Director          NQ      15,000   1.50    12/31/97 - 5/22/07
5/22/97   Forrest R. Whittaker          Director          NQ      15,000   1.50    12/31/97 - 5/22/07
11/26/97  Ivan Zubin                Chief Accounting      ISO     50,000   1.28    12,500 shares on 11/26/98,
                                         Officer                                     11/26/99, 11/26/00, 11/26/01
                                                                                     until 11/26/07
11/26/97  Kathryn O'Shaughnessy     Director of Account   ISO     25,000   1.28    10,000 shares on 11/26/97,
                                       Development                                   7,500 shares on 11/26/98,
                                                                                     7,500 shares on 11/26/99
                                                                                     until 11/26/07
11/26/97  Calvin Repman           Director of Operations  ISO     25,000   1.28    10,000 shares on 11/26/97,
                                                                                     7,500 shares on 11/26/98,
                                                                                     7,500 shares on 11/26/99
                                                                                     until 11/26/07
11/26/97  Mildred Simms            Manager of Instrument  ISO      5,000   1.28    11/26/97-11/26/07
                                        Services
11/26/97  William Janes                 Supervisor        ISO      3,500   1.28    11/26/97-11/26/07
11/26/97  Melody Traversi               Supervisor        ISO      5,000   1.28    11/26/97-11/26/07
11/26/97  Karen O'Grady              Account Manager      ISO      5,000   1.28    3,500 shares 11/26/97, 1,500
                                                                                     shares 8/5/98 until 11/26/07

C. Warrants

      As part of the restructuring of Preferred Stock in November, 1994, warrants to purchase 800,000 shares of Common Stock held by the Preferred Shareholders were cancelled.

      The following warrants have been issued:

      (1) In July, 1990, as consideration for the five year $700,000 term loan and extension and increase to the revolving line of credit made to the Company, warrants to purchase an aggregate of 100,000 shares of the Company's Common Stock at $3.00 per share, exercisable through July 20, 1995, were issued to Apple Bank for Savings. In September, 1994, the exercise date of the warrants was extended to July 20, 1998 and the exercise price was reduced to $2.00 per share.

      (2) On September 29, 1994, warrants to purchase 40,000 shares at $2.00 per share were issued to each of Harvey Cohen and John R. Hoover, Directors, in connection with their services during the negotiation of the settlement of the judgment held by Shamrock. These warrants are exercisable through September 29, 1999.

      (3) On November 29, 1994, in connection with an agreement with Rosenthal & Rosenthal, Inc. ("R&R"') calling for a revolving secured line of credit of S2,000,000, MSI issued warrants to R&R to purchase 50,000 shares of Common Stock at $2.00 per share. These warrants are exercisable through December 30, 1999.

      (4) On November 29, 1994, as part of the settlement of the judgment of approximately $3,752,000, including interest, held by Shamrock, MSI issued warrants to Shamrock to purchase 75,000 shares of Common Stock at $2.00 per share. These warrants are exercisable through December 30, 1999.

      (5) On February 8, 1995, MSI issued to William R. Lonergan, then a newly elected director, warrants to purchase 25,000 shares of Common Stock at $2.00 per share. These warrants are exercisable through February 8, 2000.

      (6) On January 17, 1996, MSI issued to Forrest R. Whittaker, then a newly elected director, warrants to purchase 25,000 shares of Common Stock at $2.00 per share. These warrants are exercisable through January 17, 2001.

D. Preferred Stock

      In November, 1994, the Company restructured its Series A Convertible Preferred Stock (as of June 30, 1994 values) which was due to be redeemed on December 31, 1994. Of the 800,000 shares of existing Series A Convertible Preferred Stock, 750,000 shares, plus accrued dividends of $1,071,094 were exchanged for two (2) new series of Convertible Preferred Stock. The remaining 200,000 authorized shares of Series A Convertible Preferred Stock were cancelled. $1,375,000 of the original principal amount of $2,400,000 was exchanged for $1,375,000 of Series B Convertible Preferred Stock. This Series B Convertible Preferred Stock is convertible at the option or the holder into 687,500 shares of Common Stock or cash, at $2.00 per share maturing December 30, 1999. Dividends accrue on this Series B Convertible Preferred Stock at the rate of 8% per year. These dividends may be paid in cash or accrued at the option of the Company. If not paid, they will be added to the face amount of the Series B Convertible Preferred Stock at the price of $2.00 per share upon conversion. $1,945,625 of the Series A Convertible Preferred Stock and accrued dividends were exchanged for 1,945,625 shares of Series C Convertible Preferred Stock. The Series C Convertible Preferred Stock is automatically convertible at $l.00 per share into 1,945,625 shares of Common Stock on December 30, 2004, or earlier at the option of the holder. There are no dividends payable or accrued on the Series C Convertible Preferred Stock. At December 31, 1994, the balance due on the 50,000 outstanding shares of Series A and accrued dividends aggregating $225,000 was converted into a one (1) year term loan with monthly principal and interest payments. The loan has been paid in full.

      In November 16, 1994, the following shares of Series B and Series C Convertible Preferred Stock were issued to named shareholders in exchange for their Series A Convertible Preferred Stock.

                                  Series A         Series B         Series C
                                 Convertible      Convertible      Convertible
        Name                   Preferred Stock  Preferred Stock  Preferred Stock
        ----                   ---------------  ---------------  ---------------

Oxford Venture Fund II,
 Limited Partnership              333,333           416,666          642,499
Oxford Venture Fund III,
 Limited Partnership              266,667           333,334          514,001
Oxford Venture Fund III,
 Adjunct                           66,657            83,334          128,501
William C. Cartinhour, Jr.
 Trust                             83,333           104,166          160,624

      On December 14, 1995, the Oxford Venture Funds exchanged some of their Series B Convertible Preferred Stock for shares of Series C Convertible Preferred Stock as follows:

                          Series B Convertible       Series C Convertible
           Name             Preferred Stock     for    Preferred Stock
           ----             ---------------            ---------------

Oxford Venture Fund II,
 Limited Partnership           125,000                     250,000

Oxford Venture Fund III,
 Limited Partnership           100,000                     200,000

Oxford Venture Fund III,
 Adjunct                        25,000                      50,000

      On January 8,1997, TFX acquired all of the Company's outstanding Preferred Stock from the Oxford Funds and the William C. Cartinhour, Jr. Trust.

      Registration of the transactions set forth above was not required under the Securities Act of 1933, as amended, by virtue of Section 4(2) of said Act exempting "transactions by an issuer not involving a public offering". The recipients of said shares represented that said shares were acquired and would be held for investment purposes and not with a view to any distribution thereof, and the certificates for said shares bear an appropriate legend to such effect.

      Furthermore, the exchange of Preferred Stock set forth above is exempt under Section 3(a)(9) of the Securities Act of 1933, as amended.

Exhibits and Financial Statement Schedules

      Exhibits:

            (3)(1) Restated Certificate of Incorporation filed May 24, 1989 - filed as Exhibit (3)(1) to Company's Annual Report for the fiscal year ended December 31, 1995 on Form 10-KSB and incorporated herein by reference.

            (3)(2) Certificate of Amendment of Certificate of Incorporation filed January 4, 1990 - filed as Exhibit (3)(2) to Company's Annual Report for the fiscal year ended December 31, 1995 on Form 10-KSB and incorporated herein by reference.

            (3)(3) Certificate of Amendment of Certificate of Incorporation filed November 25, 1994 - filed as Exhibit (3)(3) to Annual Report for the year ended December 31, 1995 on Form 10-KSB and incorporated herein by reference.

            (3)(4) Certificate of Amendment of Certificate of Incorporation filed June 17, 1996 - filed as Exhibit (3)(4) to Annual Report for the year ended December 31, 1996 on Form 10-KSB and incorporated herein by reference.

            (3)(5) Certificate of Amendment of Certificate of Incorporation filed January 6, 1997 - filed as Exhibit (3)(5) to Annual Report for the year ended December 31, 1996 on Form 10-KSB and incorporated herein by reference.

            (3)(6) Certificate of Correction of Certificate of Amendment of Certificate of Incorporation filed January 10, 1997 - filed as Exhibit (3)(6) to Annual Report for the year ended December 31, 1996 on Form 10-KSB and incorporated herein by reference.

            (3)(7) Amended and Restated By-Laws dated June 2, 1987 - filed as Exhibit (3)(4) to Annual Report for the year ended December 31, 1995 on Form 10-KSB and incorporated herein by reference.

            (5) Opinion of Murtagh, Cohen & Byrne

            (10)(1) 1994 Stock Option Plan - filed as Exhibit (10)(a)(1) to Annual Report for the year ended December 31, 1993 on Form 10-K and incorporated herein by reference.

            (10)(2) 1996 Stock Option Plan - filed as Exhibit (10)(2) to the Annual Report for the year ended December 31, 1995 on Form 10-KSB and incorporated herein by reference.

            (10)(3) Agreement with Mercy Hospital dated November 14, 1988. This contract is substantially similar to the other contracts entered into with hospitals. The basic differences relate to the type of medical sets provided, the term of the contract and the compensation. This Agreement was filed as Exhibit (10)(c) to Amendment No. 1 to Registration Statement on Form S-1 (File No. 33-28660) and incorporated herein by reference.

            (10)(4) Lease dated November 20, 1995 with Barlich Realty, Inc. - filed as Exhibit (10)(4) to Annual Report for the year ended December 31, 1995 on Form 10-KSB and incorporated herein by reference.

            (10)(5) Amendment to Toll Processing Agreement and to Agreement Modifying and Extending Toll Processing Agreement dated March 17, 1997 - filed as Exhibit (10)(13) to Annual Report for the year ended December 31,1996 on Form 10-KSB and incorporated herein by reference.

            (10)(6) Purchase and Sale Agreement dated March 17, 1997 between the Company and Shamrock Technologies, Inc., dated March 17, 1997 - filed as Exhibit
(10)(14) to Annual Report for the year ended December 31,1996 on Form 10-KSB and incorporated herein by reference.

            (10)(7) Financing Agreement between the Company and Rosenthal & Rosenthal, Inc., dated October 17, 1994 - filed as Exhibit (19)(o) to Annual Report for the year ended December 31, 1993 on Form 10-K and incorporated herein by reference.

            (10)(8) Extension of Financing Agreement with Rosenthal & Rosenthal, Inc., dated December 22, 1995 - filed as Exhibit (19)(o)(1) to Amendment No. 4 to Registration Statement on Form SB-2 (File No. 33-96330) and incorporated herein by reference.

            (10)(9) Extension of Financing Agreement with Rosenthal & Rosenthal, Inc., dated April 29, 1996 - filed as Exhibit (10)(21) to Annual Report for the year ended December 31, 1996 on Form 10-KSB and incorporated herein by reference.

            (10)(10) Extension and Modification of Financing Agreement with Rosenthal & Rosenthal dated August 15, 1997 - filed as Exhibit (10)(10) to Annual Report for the year ended December 31, 1997 on Form 10-KSB and incorporated herein by reference.

            (10)(11) Credit Line and Term Loan Agreements with Apple Bank for Savings dated July 20, 1990 - filed as Exhibit (25) to Amendment No. 1 Registration Statement No. 33-28660 and incorporated herein by reference.

            (10)(12) Letter amending Credit Line and Term Loan Agreement from Apple Bank for Savings dated April 4, 1991 - filed as Exhibit (10)(19) to Annual Report for the year ended December 31, 1995 on Form 10-KSB and incorporated herein by reference.

            (10)(13) Letter confirming Term Loan Agreement from Apple Bank for Savings dated March 24, 1992 - filed as Exhibit (25)(b) to Annual Report for the year ended December 31, 1991 on Form 10-K and incorporated herein by reference.

            (10)(14) Amendment No. 1 to Credit Agreement with Apple Bank for Savings dated as of May 12, 1992 - filed as Exhibit (25)(c) to Form 10-K for the year ended December 31, 1993 and incorporated herein by reference.

            (10)(15) Loan Extension Agreement dated November 29, 1994 between the Company and Apple Bank for Savings - filed as Exhibit (25)(d) to Annual Report for the year ended December 31, 1993 on Form 10-K and incorporated herein by reference.

            (10)(16) Agreement with Dr. Kennard H. Morganstern dated February 7, 1995 - filed as Exhibit (26) to Amendment No. 1 to Form SB-2 (File No. 33-96330) and incorporated herein by reference.

            (10)(17) Letter of Intent between the Company and E-BEAM Services, Inc. dated March 19, 1997 - filed as Exhibit (10)(29) to Annual Report for the year ended December 31, 1996 on Form 10-KSB and incorporated herein by reference.

            (10)(18) Agreement between the Company and E-Beam dated April 9, 1997 - filed as Exhibit (10)(18) to Annual Report for the year ended December 31, 1997 on Form 10-KSB and incorporated herein by reference.

            (10)(19) Joint Venture Agreement between the Company and TFX Equities Incorporated, dated May 16, 1997 providing for SSI Surgical Services, Inc. - filed as Exhibit (10)(19) to Annual Report for the year ended December 31, 1997 on Form 10-KSB and incorporated herein by reference.

            23.1 Consent of Coopers & Lybrand L.L.P.

            23.2 Consent of Price Waterhouse LLP

            27.1 Financial Data Schedule

      (b) Financial Statement Schedules: All schedules are omitted because they are not applicable, not material, or the required information is shown in the Financial Statements or Notes thereto.

Undertakings

      1. The undersigned registrant hereby undertakes:

            (a) To file, during any period in which offers or sales are being made, a posteffective amendment to this Registration Statement; (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent posteffective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

            (b) That, for the purpose of determining any liability under the Securities Act of 1933 each such posteffective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (c) To remove from registration by means of a posteffective amendment any of the securities being registered which remain unsold at the termination of the 1994 Stock Option Plan or at the termination of the offering.

      2. The undersigned registrant also undertakes:

            (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

            (b) In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

      In accordance with the requirements of the Securities Act of 1933, the registrant has duly caused this Post-Effective Amendment No. 2 to the Registration Statement on Form SB2 to be signed on its behalf by the undersigned on April 20, 1998.

(Registrant)  Medical Sterilization, Inc.
--------------------------------------------------------------------------------


By /s/ D. Michael Deignan
  ------------------------------------------------------------------------------
  D. Michael Deignan, Principal Executive Officer & President

      KNOW ALL PERSONS BY THESE PRESENTS, that each such person whose signature appears below constitutes and appoints, jointly and severally, D. Michael Deignan and Harvey Cohen his attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any amendments to this Registration Statement on Form SB2 (including post-effective amendments), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

      In accordance with the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 2 to the Registration Statement on Form SB2 was signed by the following persons in the capacities and the dates stated.


By /s/ Kennard H. Morganstern
  ------------------------------------------------------------------------------
   Kennard H. Morganstern, Chairman of the Board & Director

Date April 20, 1998
     --------------


By /s/ D. Michael Deignan
  ------------------------------------------------------------------------------
   D. Michael Deignan, Principal Executive Officer, President and Director

Date April 20, 1998
     --------------


By /s/ Ivan M. Zubin
  ------------------------------------------------------------------------------
   Ivan M. Zubin, Principal Accounting Officer

Date April 20, 1998
     --------------


By /s/ Larry C. Buckelew
  ------------------------------------------------------------------------------
   Larry C. Buckelew, Director

Date April 20, 1998
     --------------


By /s/ John R. Hoover
  ------------------------------------------------------------------------------
   John R. Hoover, Director

Date April 20, 1998
     --------------


By /s/ John J. Sickler
  ------------------------------------------------------------------------------
   John J. Sickler, Director

Date April 20, 1998
     --------------


By /s/ Forrest R. Whittaker
  ------------------------------------------------------------------------------
   Forrest R. Whittaker , Director

Date April 20, 1998
     --------------


By /s/ Harold L. Zuber, Jr.
  ------------------------------------------------------------------------------
   Harold L. Zuber, Jr., Director

Date April 20, 1998
     --------------

                               CONSENT OF COUNSEL

      The consent of Messrs. Murtagh, Cohen & Byrne to the use of its name in the Prospectus included in this Post-Effective Amendment No. 2 to the Registration Statement on Form SB2 is contained in its opinion filed as Exhibit 5 to this Post-Effective Amendment No. 2 to the Registration Statement on Form SB2.

                           MEDICAL STERILIZATION, INC.

                          INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----

Report of Independent Accountants                                            F-2

Report of Prior Independent Accountants                                      F-3

Balance Sheet as at December 31, 1997                                        F-4

Statements of Operations for the years ended December 31, 1997               F-5
 and 1996

Statements of Shareholders' Equity for the years ended                       F-6
 December 31, 1997 and 1996

Statements of Cash Flows for the years ended December 31, 1997               F-7
 and 1996

Notes to Financial Statements                                                F-9

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Medical Sterilization, Inc.

In our opinion, the accompanying balance sheet and the related statements of operations, shareholders' equity and of cash flows listed in the index on page F-1 of this Form 10-KSB present fairly, in all material respects, the financial position of Medical Sterilization, Inc. at December 31, 1997 and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above. The financial statements of Medical Sterilization, Inc. for the year ended December 31, 1996 were audited by other independent accountants whose report dated March 28, 1997, expressed an unqualified opinion on those statements.

Price Waterhouse LLP

Philadelphia, Pennsylvania
March 16, 1998.

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Medical Sterilization, Inc.

We have audited the accompanying statements of operations, shareholders' equity and cash flows of Medical Sterilization, Inc. for the year ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Au audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Medical Sterilization, Inc. for the year ended December 31, 1996 in conformity with generally accepted accounting principles.

                                         COOPERS & LYBRAND L.L.P.

Melville, New York
March 28, 1997.

                           MEDICAL STERILIZATION, INC.

                                  BALANCE SHEET

                                December 31, 1997

           ASSETS:

Current assets:
 Cash                                                       $    32,446
 Trade accounts receivable (net of allowance for
  doubtful accounts of $152,539)                              2,391,133
 Inventory                                                       70,603
 Prepaid expenses                                               105,044
 Assets held for sale                                         1,250,000
                                                            -----------
     Total current assets                                     3,849,226
Fixed assets, net                                             5,179,335
Other assets                                                    139,696
                                                            -----------
     Total assets                                           $ 9,168,257
                                                            ===========

     LIABILITIES AND SHAREHOLDERS' EQUITY:

Current liabilities:
 Accounts payable and accrued expenses                      $   931,173
 Current maturities of long-term debt                           901,836
 Obligation under capital leases                                486,365
                                                            -----------
     Total current liabilities                                2,319,374
Long-term debt less current maturities                        1,450,009
Obligation under capital leases                               1,871,780
                                                            -----------
     Total liabilities                                        5,641,163
                                                            -----------

Commitments and contingencies (Note 12)

Preferred stock:
 Convertible redeemable cumulative preferred stock,
  par value $.01 per share:
 Series B-authorized 1,000,000 shares, issued and
  outstanding 687,500 shares                                  1,777,504

Shareholders' equity:
 Convertible preferred stock, par value $.01 per
  share: Series C - authorized 2,000,000 shares,
  issued and outstanding 1,945,625 shares                     1,945,625

 Common stock, par value $.01 per share; authorized
  10,000,000 shares, issued and outstanding
  3,170,496 shares                                               31,704
 Additional paid-in capital                                   7,732,984
 Accumulated deficit                                         (7,960,723)
                                                            -----------
     Total shareholders' equity                               1,749,590
                                                            -----------

     Total liabilities and shareholders' equity             $ 9,168,257
                                                            ===========


                        See notes to financial statements

                           MEDICAL STERILIZATION, INC.

                            STATEMENTS OF OPERATIONS

                                         Years ended December 31,
                                       ----------------------------
                                            1997            1996
                                            ----            ----

Income:
------

 Revenue                               $  9,890,277    $  8,626,482

 Other Income                               150,000               0
                                       ------------    ------------

                                         10,040,277       8,626,482
                                       ------------    ------------
Costs and expenses:
------------------

 Operating                                5,986,638       5,739,192

 Distribution                               542,653         471,078

 Selling, general and administrative      2,340,524       2,441,665

 Bad debt expense                            61,012         559,929

 Write down of assets                             0         102,709

 Interest                                   486,076         307,351
                                       ------------    ------------

                                          9,416,903       9,621,924
                                       ------------    ------------

Income (loss) before income taxes           623,374        (995,442)

Income taxes                                 10,000               0
                                       ------------    ------------

Net income (loss)                           613,374        (995,442)

Preferred stock dividends                  (109,552)       (123,552)
                                       ------------    ------------

Net income (loss) applicable to
common shareholders                    $    503,822    $ (1,118,994)
                                       ============    ============

Earnings per common share - basic      $       0.16    $      (0.37)
                                       ============    ============

Earnings per common share - diluted    $       0.09    $      (0.37)
                                       ============    ============

Weighted average common shares            3,157,996       2,991,893
                                       ============    ============

Weighted dilutive common shares           5,571,683       2,991,893
                                       ============    ============


                        See notes to financial statements

                           MEDICAL STERILIZATION, INC.
                       STATEMENTS OF SHAREHOLDERS' EQUITY
                 for the years ended December 31, 1997 and 1996

                                 Common stock       Preferred stock     Additional
                                 ------------       ---------------       paid-in     Accumulated
                               Shares    Amount   Shares      Amount      capital       deficit       Total
                             ---------  -------  ---------  ----------  ----------   -----------   ----------
Balance,
 December 31, 1995           2,980,496  $29,804  1,945,625  $1,945,625  $7,688,144   $(7,578,655)  $2,084,918
 Accrual of preferred stock
  dividends                                                               (123,552)                  (123,552)
 Conversion of options          40,000      400                              3,600                      4,000
 Costs incurred with stock
  registration                                                             (24,156)                   (24,156)
 Net loss for year                                                                      (995,442)    (995,442)
                             ---------  -------  ---------  ----------  ----------   -----------   ----------

Balance,
December 31, 1996            3,020,496  $30,204  1,945,625  $1,945,625  $7,544,036   $(8,574,097)  $  945,768
 Accrual of preferred stock
  dividends                                                               (109,552)                  (109,552)
 Issuance of stock             150,000    1,500                            298,500                    300,000
 Net income for year                                                                     613,374      613,374
                             ---------  -------  ---------  ----------  ----------   -----------   ----------

Balance,
 December 31, 1997           3,170,496  $31,704  1,945,625  $1,945,625  $7,732,984   $(7,960,723)  $1,749,590
                             =========  =======  =========  ==========  ==========   ===========   ==========


                        See notes to financial statements

                           MEDICAL STERILIZATION, INC.

                            STATEMENTS OF CASH FLOWS

                                                 Years ended December 31,
                                                --------------------------
                                                    1997           1996
                                                    ----           ----

Cash flows from operating activities:

 Net income (loss)                              $   613,374    $  (995,442)
  Adjustments to reconcile net
   income (loss) to net cash
   provided by operating activities:
    Depreciation and
     amortization                                   681,741        642,123
    Allowance for doubtful accounts                  61,012        559,929
    Write down of assets                                  0        102,709
    Changes in assets and
     liabilities:
      (Increase) in receivables                     (43,090)      (614,986)
      Decrease in inventory                          50,472         11,589
      (Increase) decrease in prepaid expenses       (67,664)        34,376
      Decrease in other assets                       20,723         34,910
      (Decrease) increase in accounts payable
       and accrued expenses                        (590,326)       906,129
                                                -----------    -----------

 Net cash provided by operating activities          726,242        681,337
                                                -----------    -----------

Cash flows from investing activities:

 Net capital expenditures                        (2,238,987)      (849,547)
                                                -----------    -----------

 Net cash used in investing activities           (2,238,987)      (849,547)
                                                -----------    -----------


                        See notes to financial statements

                           MEDICAL STERILIZATION, INC.

                             STATEMENTS OF CASH FLOW

                                                   Years ended December 31,
                                                       1997          1996
                                                       ----          ----
(Continued)

Cash flows from financing activities:

 Net (repayments) proceeds from revolving
  line of credit                                 $  (100,976)   $   333,978
 Repayments of long-term debt                       (413,146)      (171,121)
 Proceeds from issuance of debt                      500,000         50,000
 Net borrowings (repayments) under
  capital lease obligations                        1,483,610       (124,178)
 Proceeds from stock options exercised                     0          4,000
 Costs incurred in connection with
  stock registration                                       0        (24,156)
                                                 -----------    -----------

     Net cash provided by financing activities     1,469,488         68,523
                                                 -----------    -----------

Net decrease in cash                                 (43,257)       (99,687)

Cash at beginning of year                             75,703        175,390
                                                 -----------    -----------

Cash at end of year                              $    32,446    $    75,703
                                                 ===========    ===========

Supplemental disclosures:

      Interest payments during the years ended December 31, 1997 and 1996 were $486,076 and $319,800, respectively

      Taxes paid during the years ended December 31, 1997 and 1996 were $1,304 and $11,774, respectively.

      During 1997 and 1996, the Company accrued dividends of $109,552 and $123,552, respectively, on Series B Preferred Stock, in accordance with the Series B Preferred Stock agreement.

      During 1997 and 1996, the Company recorded capital lease obligations of $1,882,886 and $969,693, respectively.


                        See notes to financial statements

                           MEDICAL STERILIZATION, INC.

                          NOTES TO FINANCIAL STATEMENTS

1. Formation and Business:

      The Company was incorporated in New York State on May 27, 1982. The Company provides off-site sterilization services to health care providers and through 1997 provided sterilization services to manufacturers of disposable medical products and various industrial products, principally in the New York metropolitan area. The Company also used its radiation facility at Syosset, New York, to irradiate PTFE, which can then be ground into very small particles for use primarily as an additive to printing inks and as a lubricant. The Company leases its facility in which it has installed steam, EtO and radiation sterilization equipment.

      For the fiscal year ended December 31, 1997, the Company's sterilization services for healthcare providers, contract sterilization of disposable medical products and radiation processing of industrial products businesses accounted for approximately 58.8%, 10.4% and 30.8%, respectively, of the Company's revenues, as compared with 55.1%, 11.0% and 33.9%, respectively, for the fiscal year ended December 31, 1996.

2. Summary of Significant Accounting Policies:

      Inventory:

      Inventory is stated at the lower of first-in, first-out cost or market.

      Fixed Assets:

      Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets (ranging from 5 to 15 years) and, for leasehold improvements, over the shorter of the useful life of the improvement or the term of the lease. Shrinkage-loss of surgical instruments and containers is provided based upon incurred losses.

      Maintenance and repairs are charged to expense in the year incurred. Expenditures which significantly improve or extend the life of the assets are capitalized. Upon disposal, the cost and related accumulated depreciation are removed from the respective accounts and any resulting gain or loss is included in income.

      Accounting for Long-Lived Assets:

      On a periodic basis or whenever changes in circumstances indicate that the carrying amount of an asset may not be recoverable, impairment is evaluated by comparing future cash flows (undiscounted and without interest charges) expected to result from the use or sale of the asset and its eventual disposition, to the carrying amount of the asset.

      Earnings Per Share Calculation:

      In February 1997, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS No. 128"), which establishes standards for computing and presenting earnings per share. SFAS No. 128 requires presentation of both basic and diluted earnings per share. Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed in a similar manner except that the weighted average number of common shares is increased for dilutive securities. Potentially dilutive securities for the 1997 computation of diluted earnings per share consist of options for 468,062 shares and Series C Convertible Preferred Stock for 1,945,625 shares. Series B Preferred Stock was excluded from the 1997 calculation of diluted earnings per share since the result would be anti-dilutive. Potentially dilutive securities have also been excluded from the 1996 computation of diluted earnings per share since the result would be anti-dilutive.

      Revenue Recognition:

      The Company records revenue for hospital services monthly, in accordance with contractual terms. Revenues for other sterilization and radiation services are recorded upon the completion of processing and/or shipment.

      Concentration of Credit Risk:

      Trade receivables arise from long-term and short-term contracts with healthcare providers in its area of operations. The Company provided instrument sterilization services pursuant to approximately 71 sterilization services contracts with hospitals and ambulatory surgi-centers during 1997 as compared to approximately 53 during 1996. In addition, the Company sterilized disposable medical products and processed industrial products for approximately 54 disposable medical products manufacturers and industrial companies during 1997 as compared to approximately 66 during 1996. Receivables also arise from the processing of Teflon. This process is performed solely for Shamrock (See Note
13), and accounted for approximately 30.8% and 33.9% of total revenue for 1997 and 1996, respectively. To reduce credit risk, the Company performs credit evaluations of its customers but does not generally require collateral. Credit risk is affected by conditions within the economy and the healthcare industry. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

At December 31, 1997, six customers represented approximately 50% of the accounts receivable balance. The loss of any one customer could have a significant impact on the Company's financial position or results of operations.

      Income Taxes:

      The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires that deferred income taxes be recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

      Use of Estimates:

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Reclassifications:

      Certain items in the 1996 financial statements have been reclassified to conform with the 1997 presentation of the financial statements.

3. Fixed Assets:

      At December 31, 1997, fixed assets consists of:

      Machinery and equipment                           $2,159,594
      Leasehold improvements                               546,874
      Furniture and fixtures                               274,771
                                                        ----------
                                                         2,981,239
      Less accumulated depreciation and amortization     1,491,892   1,489,347
                                                        ----------

      Surgical instruments                               6,154,306
      Containers                                         1,152,179
                                                        ----------
                                                         7,306,485
      Less accumulated depreciation and amortization     3,616,497   3,689,988
                                                        ----------  ----------
                                                                    $5,179,335
                                                                    ==========

      Included in fixed assets at December 31, 1997 are assets recorded under capital leases comprised of:

      Machinery and equipment                           $  606,277
      Containers                                           335,225
      Surgical instruments                               1,951,255
                                                        ----------
                                                         2,892,757
      Less accumulated amortization                        209,715
                                                        ----------
                                                        $2,683,042
                                                        ==========

4. Employee Benefit Plans:

      The Company maintains a 401(k) defined contribution plan which allows participants to make contributions based on a percentage of their earnings. The Company's contribution for the fiscal years ended December 31, 1997 and 1996 was approximately $34,700 and $34,000, respectively.

5. Income Taxes:

      The components of the provision for income taxes for the years ended December 31, 1997 and 1996 are as follows:

                                                  1997                 1996
                                                  ----                 ----
      Current tax expense:
      Federal                                  $ 7,000                  $0
      State                                      3,000                   0
                                               -------                  --
                                               $10,000                  $0
                                               =======                  ==

      Reconciliation of the federal statutory tax rate to the effective tax rate is as follows:

                                                         1997          1996
                                                         ----          ----
      Expected federal statutory tax rate (benefit)       34%          (34%)
      State and local taxes, net                           6%           (6%)
      Limitation (utilization) of net operating losses   (38%)          40%
                                                         ---           ---
      Effective tax rate                                   2%            0%
                                                         ===           ===

      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities at December 31, 1997 are as follows:

      Deferred tax liability:
        Depreciation                                                $  (996,641)
                                                                    -----------
          Total deferred tax liability                                 (996,641)

      Deferred tax assets:
        Net operating loss carryforwards                              4,108,669
        Other                                                            67,505
                                                                    -----------
          Total deferred tax assets                                   4,176,174

      Less valuation allowance                                       (3,179,533)
                                                                    -----------
          Net deferred tax assets                                   $         0
                                                                    ===========

      The Company has established a valuation allowance equal to the net deferred tax asset amount as it is more likely than not that the deferred tax asset will not be realized. During 1997 the Company utilized approximately $319,000 of net operating loss carryforwards for income tax purposes. Such utilization served to eliminate the Company's current tax liability except for the alternative minimum tax. The net change in the total valuation allowance for the year ended December 31, 1997 was a decrease of approximately $125,000 related primarily to current year net operating loss carryforwards.

      At December 31, 1997, the Company had federal net operating loss carryforwards of approximately $10,272,000, which expire in varying amounts from 1998 through 2012.

6. Long-Term Debt:

      At December 31, 1997, long-term debt consists of:

      Note payable to officer and shareholder, payable in annual installments of $50,000 with interest payable monthly at the
       prime rate (8.50% at December 31, 1997) plus 1%(a)             $   99,741

      Note payable to bank, payable in monthly installments of
       $12,500, with final balloon payment due May 1998 with
       interest at the rate of 2 1/2% per annum over the prime
       rate(b)                                                           451,836

      Note payable to commercial lender, due January 2000 with
       interest payable monthly at the rate of 2% per annum over
       the prime rate(c)                                               1,400,268

      Note payable to TFX, payable in installments as follows:
       $50,000 on February 1, 1998 and three successive
       installments of $50,000 on the same day of each succeeding calendar month until all such payments have been made, and on May 8, 1998, the entire balance of principal and
       interest unpaid shall be due and payable, at the rate of
       1% per annum over the prime rate.                                 400,000
                                                                      ----------

                                                                       2,351,845

            Less, current maturities (including $450,000 due
             to related parties)                                         901,836
                                                                      ----------

            Long-term debt (including $49,741 due to
             related parties)                                         $1,450,009
                                                                      ==========

      (a) Repayment terms are restricted at a rate not to exceed 10% of the profits in any quarter and to be limited further by the Company's cash availability. The loans are subordinate to the bank borrowing.

      (b) The bank holds a second lien position on the Company's assets and a first lien on proceeds to be received from the divestiture of the Company's electron beam accelerator (See Note 13). The weighted average interest rate for the year ended December 31, 1997 was 11%.

      (c) The agreement provides for a revolving collateralized line of credit up to $2,000,000. The line of credit is collateralized by substantially all assets of the Company. In October, 1997, the agreement was modified and extended to January 31, 2000, and the advance rate on the Company's eligible Accounts Receivable was increased to 85% from the existing 75%. The interest rate on the facility was also changed to prime plus 2% (previously prime plus 3.5%). The agreement prohibits the payment of dividends on the shares of Common Stock.

      Average monthly borrowings under the revolving line of credit described above for the year ended December 31, 1997 amounted to $1,630,387 and the related weighted average interest rate was 11.9%. Maximum borrowings at any month end were $1,903,010 in 1997.

      Aggregate principal payment requirements for long-term debt are as follows: 1998 - $901,836; 1999 - $49,741; 2000 - $1,400,268; and thereafter -
$0.

      Fair value of long-term debt approximates recorded amounts as similar borrowings have been offered to the Company at comparable rates and maturities.

7. Capital Leases:

      Future minimum payments as of December 31, 1997 under capital leases for fixed assets, including surgical instruments, are as follows:

      1998                                                   $  682,264
      1999                                                      657,120
      2000                                                      638,349
      2001                                                      479,867
      2002                                                      386,858
                                                             ----------

      Total minimum lease payments                           $2,844,458

      Less, amount representing interest                        486,313
                                                             ----------

      Present value of minimum lease payments                $2,358,145
                                                             ==========

      In April 1997, the Company entered into a new master lease agreement with a bank to finance the purchase of surgical instruments and containers. Approximately $1,500,000 was drawn under this arrangement during 1997. The lease agreement is guaranteed by Teleflex, the parent of TFX, the Company's major shareholder.

8. Common and Preferred Stock:

      On January 8, 1997, TFX, a wholly owned subsidiary of Teleflex, a diversified publicly held company, purchased the Series B and Series C Convertible Preferred Stock from the previous owners of such stock. In connection with this transaction and after the resignation of three of the incumbent Directors, three nominees of TFX, were elected to the Company's Board of Directors.

      The Series B Convertible Preferred Stock is convertible at $2.00 per share into 687,500 shares of Common Stock. This Series B Convertible Preferred Stock is convertible at the option of the holder into Common Stock or cash, at $2.00 per share maturing December 31, 1999. Dividends accrue on the Series B Convertible Preferred Stock at the rate of 8% per year. These dividends may be paid in cash or accrued at the option of the Company. If not paid, accrued dividends are added to the face amount of the Series B Convertible Preferred Stock at the time of conversion. In the event prior to October 31, 1999, the market price of the Company's Common Stock as quoted on Nasdaq attains a price of $6.00 per share and maintains such price for at least 90 days, the Series B Convertible Preferred Stock will be automatically converted into Common Stock.

      The Series C Convertible Preferred Stock is automatically convertible at $1.00 per share into 1,945,625 shares of Common Stock on December 30, 2004, or earlier at the option of the holder. There are no dividends payable nor accrued on the Series C Convertible Preferred Stock. In the event prior to October 31, 1999, the market price of the Company's Common Stock as quoted on Nasdaq attains a price of $3.00 per share and maintains such price for at least 90 days, the Series C Convertible Preferred Stock will be automatically converted into Common Stock.

      In February 1997, the Company issued an additional 150,000 shares of its common stock to TFX for $2.00 per share. The shares were used to reduce amounts payable to another subsidiary of Teleflex, incurred for surgical instrument purchases.

9. Common Stock Warrants:

      From time to time, the Company has issued Common Stock warrants to directors, lending institutions and other third parties. In January 1996, the Company issued warrants to purchase 25,000 shares of Common Stock at $2.00 per share to a new board member. Such warrants become exercisable as follows: 25% in 1996, 25% in 1997, 25% in 1998 and 25% in 1999. The warrants expire in 2001. No
Common Stock warrants were issued in 1997.

      At December 31, 1997, the Company had aggregate warrants outstanding to purchase 357,500 shares of Common Stock at a price of $2.00 per share with expiration dates through January 2001.

10. Stock Option Plan:

      On September 29, 1994, the Board of Directors approved the 1994 Stock Option Plan and authorized the issuance of up to 1,000,000 shares of Common Stock of the Company upon the exercise of Incentive and Non-Qualified Stock Options which may be granted pursuant to the Plan. The Plan was approved by the shareholders at a meeting held on July 20, 1995. In 1996, the Board of Directors authorized another 500,000 shares of Common Stock to be issued under the 1996 Plan which was approved by shareholders on May 25, 1996.

      Incentive Stock Options may be granted only to key employees, including officers or directors who are employees of the Company, and are exercisable immediately or in installments following a period of two (2) years after grant but within ten (10) years from the date of grant (five (5) years in the case of options granted to holders of more than 10% of the Company's voting stock). The exercise price must be at least equal to the fair market value of the Company's Common Stock on the date granted (110% in the case of 10% shareholders). At December 31, 1997, Incentive Stock Options for an aggregate of 536,920 shares of Common Stock at exercise prices ranging from $.74 to $1.28 were outstanding.

      Non-Qualified Stock Options may be granted under the Plans or otherwise to officers, directors, consultants and key employees. The exercise price is not limited and may be below the fair market value of the Company's Common Stock on the date of grant. At December 31, 1997, Non-Qualified Stock Options for an aggregate of 692,500 shares of Common Stock at exercise prices ranging from $.74 to $9.00, were outstanding.

      The Company applies the disclosure-only provisions of SFAS 123 "Accounting for Stock-Based Compensation," continuing to measure compensation cost in accordance with APB 25 " Accounting for Stock Issued to Employees." Had compensation cost been determined based on the fair value at the grant date consistent with the provisions of SFAS 123, the Company's proforma net income
(loss) and earnings per share for the years ended December 31, 1997 and 1996 would have been:

                                                       1997           1996
                                                       ----           ----

Net income (loss) attributable to common
 shareholders as reported                         $     503,822   $  (1,118,994)
                                                  =============   =============
Pro forma income (loss)                                 368,242      (1,216,201)
                                                  =============   =============
Earnings per Common share as reported - Diluted             .09            (.37)
                                                  =============   =============
Pro forma Earnings per share - Diluted                      .07            (.41)
                                                  =============   =============

      The weighted average fair value of each option has been estimated on the date of grant using the Black-Scholes options pricing model with the following weighted average assumptions used for grants in 1997 and 1996, respectively; no dividend yield; expected volatility of 90%; risk-free interest rate (ranging from 5.00% - 6.61%); and expected lives ranging from approximately 1.5 to 5 years. Weighted averages are used because of varying assumed exercise dates.

A summary of the status of the Company's stock option plans as of December 31, 1997 and 1996, and changes during the years ended on those dates is presented below.

                                     December 31, 1997     December 31, 1996
                                   --------------------  ---------------------
                                               Weighted               Weighted
                                               Average                 Average
                                               Exercise               Exercise
                                     Options    Price      Options      Price
                                   ----------  --------  ----------   --------
Outstanding at beginning of year    1,080,920    .84        894,750      .76
 Granted                              148,500   1.32        227,170     1.03
  Exercised                                 0               (40,000)     .10
 Canceled                                   0                (1,000)     .74
                                   ----------            ----------
Outstanding at end of year          1,229,420    .88      1,080,920      .84
                                   ==========            ==========

Options exercisable at year end     1,079,335               953,043
                                   ==========            ==========
Weighted average fair value of
 options granted during the year   $      .91            $      .73
                                   ==========            ==========

      The following table summarizes information about stock options outstanding at December 31, 1997:

                                     Weighted
                                      Average    Weighted               Weighted
Range of                             Remaining    Average                Average
Exercise                 Options    Contractual  Exercise    Options    Exercise
 Prices                Outstanding     Life       Price    Exercisable   Price

$.74 to $.75             891,250         7        $ .74      891,250    $ .74
$1.06                    137,170         3         1.06       68,585     1.06
$1.19                     50,000         2         1.19       50,000     1.19
$1.28                    118,500        10         1.28       37,000     1.28
$1.50                     30,000        10         1.50       30,000     1.50
$9.00                      2,500         1         9.00        2,500     9.00
                       ---------        --        -----    ---------    -----
$.74 to $9.00          1,229,420         7        $ .88    1,079,335    $ .84

11. Related Party Transactions:

      As of December 31, 1997 and 1996, members of the law firm currently serving as general counsel for the Company owned 48,057 shares of common stock. Fees for legal services rendered by the law firm approximated $79,000 and $20,500 for the years ended December 31, 1997 and 1996, respectively.

      The Company purchases from surgical instrument manufacturers the surgical instruments included in instrument sets that are utilized in providing the Company's services. Pilling Weck, a national surgical instrument manufacturer and a subsidiary of Teleflex, has agreed to supply surgical instruments to the Company. Purchases from Pilling Weck are made on commercial terms. Instrument purchases from Pilling Weck, including instruments financed under capital lease obligations, for the years ended December 31, 1997 and 1996 were approximately $701,000 and $753,000, respectively.

      See Notes 6 and 9 for other related party transactions.

12. Commitments and Contingencies:

      The Company leases its operating facility and certain equipment under operating leases. The lease for the facility in Syosset, New York, was renewed in November 1995, with the following terms: (a) term of the lease is five (5) years until March 2001, (b) annual rental to be $456,000 for the first three (3) years and $504,000 for the remaining two (2) years. In January 1998, the Company negotiated in principle a lease extension of 13 years on its operating facility in Syosset, New York, and signed a letter of intent to sublease approximately 50,000 square feet at market rates.

      Minimum annual rental commitments for non-cancelable operating leases at December 31, 1997, are as follows:

             Year ending
             December 31,                            Amount
             ------------                         ----------

                1998                                $641,000
                1999                                 641,000
                2000                                 540,000
                2001                                  89,000
                2002                                       0
                                                  ----------
                                                  $1,911,000
                                                  ==========

      Rent expense was approximately $713,000 and $705,000 and for the years ended December 31, 1997 and 1996, respectively.

13. Acquisitions and Divestitures:

      In March 1997, the Company entered into a purchase and sale agreement with Shamrock to sell the Company's electron beam accelerator. Under the agreement the Company will receive approximately $1,250,000 for the beam and related equipment with closing of the sale scheduled for April 30, 1998, at which time title to the beam would transfer to Shamrock. In consideration therefor, Shamrock has posted a $500,000 standby letter of credit in escrow. In connection with the sale during the fourth quarter of 1996, the Company wrote down the assets to be disposed of to the expected net cash proceeds. The related assets are presented in the December 31, 1997 balance sheet as assets held for sale. Revenues from the business to be divested approximated $4,100,000 in 1997 and $3,800,000 in 1996.

      In April 1997, the Company entered into a joint marketing agreement with E-BEAM providing for the transfer of the Company's remaining contract sterilization and industrial processing customers. Consideration therefor, included a nonrefundable payment of $150,000 received in April, 1997, which has been included in other income in 1997 and future commission payments up to $200,000.

      In May 1997, the Company and TFX announced the formation of a joint venture company named SSI. SSI was established to provide a total instrument management solution, providing services to individual hospitals and hospital networks throughout territories not covered by the Company. The Company owns
37.5 percent of the venture. The Company contributed personnel and know-how, including its proprietary multi-hospital tracking system and a developing customer list in select highly populated urban centers. TFX provided the initial operating and project capital required to fund expansion into these markets. The venture's operations did not materially impact the financial position or results of operations of the Company during 1997.